SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F/A
                                 Amendment No. 1

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(b) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2001

                           Commission File No. 0-19379

                         BANCO COMERCIAL PORTUGUES, S.A.
             (Exact name of registrant as specified in its charter)

                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)

      Republic of Portugal                 Rua Augusta 62-96 Lisbon, Portugal
(Jurisdiction of incorporation          (Address of principal executive offices)
        or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                                                     Name of each exchange
                           Title of each class                                        on which registered
American Depositary Shares ("ADS's"), each ADS representing one share of            New York Stock Exchange
the capital stock of Banco Comercial Portugues, S.A. (the "Shares")

The Shares                                                                        New York Stock Exchange (*)

8% Non-cumulative Guaranteed Exchangeable Preference Shares, Series A               New York Stock Exchange
($25 Par Value per share), of BCP International Bank Limited

Guarantee of Non-cumulative Guaranteed Preference Shares of Banco                            None
Comercial Portugues, S.A.

(*) The Shares are not listed for trading, but only in connection with the registration of the ADSs, pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                of the Act: None

The number of outstanding shares of each class of capital stock or common stock of Banco Comercial Portugues, S.A. at December 31, 2001 was: 2,326,714,877 shares.

The number of outstanding shares of each class of capital stock or common stock of BCP International Bank Limited at December 31, 2001 was: 11,000,000 Ordinary Shares, par value $1.00 per share, and 398,589 shares of 8% Non-cumulative Guaranteed Exchangeable Preference Shares, Series A, par value $25 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 |_| Item 18 |X|

                         BANCO COMERCIAL PORTUGUES, S.A.
                                   FORM 20-F/A

                                 Amendment No. 1

PART I    ....................................................................3

ITEM 4.   Information on the Bank.............................................3

   A.     HISTORY AND DEVELOPMENT OF THE BANK.................................3
          Bank History........................................................3
          Current Year's Significant Developments.............................5
          Capital Expenditures and Divestitures...............................5
          Acquisition and Disposition Activity................................7
   B.     BUSINESS OVERVIEW...................................................7
          Nature of Operations and Principal Activities.......................7
          Total Revenues by Category of Activity and Geographic Market.......11
          Material effects of Governmental Regulation........................12
   C.     ORGANIZATIONAL STRUCTURE...........................................13
          The Bank and the Group.............................................13
          Significant Subsidiaries...........................................15
   D.     PROPERTIES.........................................................15
   E.     ADDITIONAL SPECIALIZED INDUSTRY DISCLOSURES........................16
          Selected Statistical Data..........................................16
          Assets.............................................................17
          Liabilities........................................................46

ITEM 6.   Directors, Executive Officers and Employees........................50

   A.     DIRECTORS AND EXECUTIVE OFFICERS...................................50
          Information Concerning the Directors...............................50
          Business Experience of Directors...................................53
   B.     COMPENSATION.......................................................55
          Directors Compensation.............................................55
   C.     BOARD PRACTICES....................................................55
          Information Concerning the Board...................................55
          Information Concerning Committees of the Board.....................56
   D.     EMPLOYEES..........................................................57
   E.     SHARE OWNERSHIP....................................................58

ITEM 7.   Major Shareholders and Related Party Transactions..................59

   A.     MAJOR SHAREHOLDERS.................................................59
   B.     RELATED PARTY TRANSACTIONS.........................................60
   C.     INTERESTS OF EXPERTS AND COUNSEL...................................63

ITEM 8.   Financial Information..............................................63

   A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION............63
   B.     SIGNIFICANT CHANGES SINCE YEAR END.................................64

ITEM 9.   Offer and Listing Details..........................................65

   A.     LISTED SECURITIES..................................................65
          Listed Securities..................................................66
   B.     PLAN OF DISTRIBUTION...............................................68
   C.     MARKETS............................................................68
   D.     SELLING SHAREHOLDERS...............................................68
   E.     DILUTION...........................................................68
   F.     EXPENSES OF THE ISSUE..............................................68

ITEM 10.  Additional Information.............................................68

   A.     SHARE CAPITAL......................................................68
   B.     MEMORANDUM AND ARTICLES OF ASSOCIATION.............................68
   C.     MATERIAL CONTRACTS.................................................69
   D.     EXCHANGE CONTROLS..................................................70
          General............................................................70
          Acquisition of Shares..............................................70
          Reporting of Substantial Shareholdings.............................70
          Investment Limitations of Credit Institutions......................71
          Dividends, Interest and Proceeds of Sale...........................71
   E.     TAXATION...........................................................71
          Portuguese Income Tax..............................................72
          Portuguese Capital Gains Tax.......................................74
          Portuguese Substitute Inheritance and Gift Tax.....................76
          Other Specific Conditions..........................................76
          Portuguese Transfer Fees and Taxes.................................76
   F.     DIVIDENDS AND PAYING AGENTS........................................77
   G.     STATEMENT BY EXPERTS...............................................77
   H.     DOCUMENTS ON DISPLAY...............................................77
   I.     SUBSIDIARY INFORMATION.............................................77

SIGNATURES...................................................................78

                                     PART I

ITEM 4. INFORMATION ON THE BANK

A. History and Development of the Bank

Bank History

Banco Comercial Portugues, S.A. ("BCP" or "Bank") is a limited liability company ("sociedade anonima") organized under the laws of the Portuguese Republic ("Portugal"). BCP was incorporated in June 25, 1985 following the deregulation of the Portuguese banking industry that, among other aspects, permitted formation of privately owned commercial banks. We were founded with the support of a group of experienced banking professionals who sought to capitalize upon the opportunity to form an independent financial institution, operating primarily in Portugal, that would serve the underdeveloped domestic financial market in areas and in a manner previously unexplored by the state-owned banks. We implemented a clearly defined strategy, based upon intensive market research, which was focused on:

- Segmentation of the markets and quality of service directed to the specific needs of each such market;

-     Integrated delivery and cross-selling of financial services;

-     Modern bank operating systems;

-     Innovative marketing;

-     Experienced management; and

- Ensuring adequate capital resources in anticipation of investments and asset expansion.

In pursuit of our strategy of market segmentation, we have over time identified key market segments that are served through autonomous distribution networks ("networks"). These networks are classified Individuals & Businesses, Private Banking, Corporate Retail, Corporate Banking, NovaRede, Banco 7, Atlantico and SottoMayor.

By the end of 1994, we had been able to acquire a significant share of the Portuguese financial services market and to become the fourth largest financial services group in Portugal. This was achieved through internal growth only. However, once the market opportunities presented by deregulation had been exploited, competition in the domestic banking market intensified due to the modernization of existing financial institutions and to the entry of new foreign and domestic deposit taking banks and non-deposit taking financial institutions. The consolidation that was taking place within the Portuguese financial services sector made it impossible to continue to rely solely upon internal growth. We needed to secure a dominant market share in domestic banking, insurance and other related financial services sectors through the acquisition of a domestic partner whose business focus would be complimentary to ours.

On March 24, 1995, we acquired 55,000,110 shares of Banco Portugues do Atlantico ("BPA" or "Atlantico"), representing 50.0001% of its share capital, at a special session held on the Lisbon Stock Exchange. This followed a joint take-over bid for the whole share capital of Atlantico, launched together with Companhia de Seguros Imperio ("Imperio"). In June 2000, we merged Atlantico into BCP, but its brand name was retained.

In January 2000, we and the Jose de Mello Group agreed to combine our financial services businesses. The combination included the transfer from the Jose de Mello Group to BCP of its wholly-owned subsidiaries Uniparticipa and Finimper, which controlled 51% of the share capital respectively of Banco Mello and Imperio. Subsequently, we launched public offers for the minority interests in Banco Mello and Imperio. In June 2000, Banco Mello was merged into BCP. In September 2000, Imperio and other insurance subsidiaries were transferred to Eureko in exchange for an equity interest in Eureko.

In March 2000, we reached an agreement with Caixa Geral de Depositos ("CGD") for the purchase of a controlling stake in Banco Pinto & Sotto Mayor ("BPSM" or "SottoMayor"), held by CGD. Under the terms of the agreement, we purchased a 53% stake in BPSM in April 2000 and subsequently launched a public tender offer for all shares tendered by BPSM's minority shareholders. In December 2000, BPSM was merged into BCP, while the "SottoMayor" brand name was kept autonomous.

Outside Portugal, we have expanded into international activities through the formation of partnerships and other strategic alliances with selected foreign financial institutions. These include alliances with the pan-European financial group Eureko, based in the Netherlands, Spain's Banco Sabadell ("Sabadell"), the Italian financial group Banca Intesa, General Electric Capital Fleet Services Europe (a Belgium based subsidiary of the North American fleet management company General Electric Capital Fleet Services), the Polish financial group Big Bank Gdanski ("BBG") and the Greek insurance company Interamerican Hellenic Life Insurance Co. ("Interamerican").

Apart from these partnerships and strategic alliances, we have set up several subsidiaries in countries that have close affinity with Portugal, have large communities of Portuguese origin or present strong business growth prospects. These include China (Macao), Mozambique, France, Luxembourg, Poland, Greece, the United States and Canada. Internationally, we also engage in trade finance and support of foreign inward investment through our networks, and also through our offshore branches and subsidiaries in Madeira, China (Macao) and the Cayman Islands.

Our activity in 2001 was mainly driven by:

- The conclusion of the commercial platforms reconfiguration process, involving the rationalization of business: we concluded the restructuring program we implemented following the acquisitions that took place in 2000, and that involved the repositioning of the retail networks, business concentration and the optimization of staff levels. Headcount decreased by 4,523 people under the staff resizing program, between 2000 and 2001. Concentration of branches networks has resulted in the closure of 270 branches since the fourth quarter of 2000;

- The implementation of a new multiproduct / multichannel distribution retail model, aiming to increase the effectiveness of our commercial networks and to reinforce innovation and leadership. This model is based upon the recognition of the importance of the specialized approach, while maintaining an integrated customer vision. We have redefined the functions that were previously assigned to Marketing Departments under a new organizational structure (Distribution Unit, Product Unit and Customer
      Unit);

- The strengthening of the capital structure: our share capital was increased to 2,326,714,877 euros on December 31, 2001 from 2,101,562,549 euros at year-end 2000. The strengthening of our capital involved also an issue of subordinated bonds amounting to 600 million euros and the issue of a 10 year convertible subordinated bonds loan in the amount of 425 million euros;

- The promotion of innovative financial services: we have launched ActivoBank, an autonomous bank specialized in investment solutions for individuals, through a multi-channel approach centered in the Internet, and "managerland", a financial portal targeting companies and entrepreneurs;

BCP's principal executive offices are located at Rua Augusta, 62-96 Lisbon, Portugal, telephone number +351-21-321 1000.

BCP's agent in the United States is the General Manager of our New York Branch, currently Mr. Pedro Belo. His address is: Mr. Pedro Belo, General Manager, Banco Comercial Portugues, S.A., New York Branch, 2 Wall Street , New York, New York 10005, telephone number 212-306-7800.

Current Year's Significant Developments

The following are amongst our most important business developments since year-end 2001.

- In January 2002, we have announced the resignation of Mr. Pedro Libano Monteiro, Mr. Miguel Ribeiro Cadilhe and Mr. Rui Amaral Barata from their positions as BCP board members. As a consequence, and including the resignation of Mr. Joao Ramalho Talone announced in December 2001, BCP Board of Directors now comprises nine members, all with executive functions, in line with the number of board members we had prior to the acquisition and subsequent merger of Banco Portugues do Atlantico, Banco Pinto & Sotto Mayor and Banco Mello. We deem this composition to be adequate to an entity with our size and profile, particularly bearing in mind the restructuring and concentration process of the past two years, and the fact that three members of the Board of Directors have international roles;

- On March 18, 2002 shareholders representing 67.01% of our share capital convened in Oporto for BCP's Annual General Meeting. The meeting unanimously approved the Annual Report and Accounts for the 2001 fiscal year as well as the proposal for the appropriation of profits presented by the Board of Directors. According to this proposal, a gross dividend of
      0.15 euros per share was distributed to the shareholders in April 2002. The meeting also elected the members of the Senior Board for the three-year term 2002-2005;

- On March 25, 2002, we announced the decision to merge BCPLeasing, the leasing business subsidiary of Leasefactor, S.G.P.S., S.A., our holding company for specialized credit (leasing and factoring) into CrediBanco - Banco de Credito Pessoal, S.A. ("CrediBanco"), under our process of rationalization. CrediBanco has also undertaken our car leasing business since April 2002. See "Item 4. Information on the Bank - B. Business Overview - Nature of Operations and Principal Activities - Other Business Segments" and "Item 5. Operating and Financial Review and Prospects - A. Operating Results - Segmental Reporting - Other Business Segments";

- On April 3, 2002, we announced an agreement with Banco Santander Central Hispano S.A. for the sale of all our economic interests in Grupo Financiero Bital S.A. of Mexico, for a total consideration of US$85,000,000, corresponding to 42,650,000 series "O" shares, representing 8,276% of the share capital of the company, and 66,666,000 convertible bonds.

- On May 21, 2002, Fitch, the international rating agency, lowered the short- and long-term ratings of BCP to 'F1' from 'F1+' and to 'A+' from 'AA-' respectively and changed the long-term rating outlook to stable from negative.

Capital Expenditures and Divestitures

      Premises and fixed assets

      The following table shows our main capital expenditures in premises and fixed assets during the previous three years:

                                              Year ended December 31,
                                           ---------------------------
                                              2001      2000      1999
                                           -------   -------   -------
                                             (in thousands of euros)

                                           -------   -------   -------
           Premises                         73,399    19,777    23,795
                                           -------   -------   -------

           Tangible fixed assets
           Equipment:

              Furniture                      9,465     9,024     5,243
              Office equipment               1,850     2,332     2,558
              Computer equipment            37,098    25,260    19,423
              Interior installations         5,891    10,346     6,535
              Motor vehicles                 1,933     2,729     1,869
              Security equipment             5,921     5,442     3,815
           Work in progress                101,213    98,158    97,355
           Other tangible fixed assets       1,147       605     1,102
                                           -------   -------   -------
                                           164,518   153,896   137,900
                                           -------   -------   -------
           Intangible fixed assets

           Set-up costs                      8,880     5,689     2,647
           Project development                  83         8       176
           Software                         39,240    20,208    17,403
           Publicity and launching costs        --        --       189
           Other intangible fixed assets    28,338    13,165     9,402
                                           -------   -------   -------
                                            76,541    39,070    29,817
                                           -------   -------   -------
                                           314,458   212,743   191,512
                                           =======   =======   =======

      Capital expenditures in premises and tangible fixed assets in 1999 reflected to a large extent the effect of the expansion of the Bank's branch network. During 2000, and after the acquisition of Banco Mello and BPSM, the Bank's investment plan was revised, with investments in large part being directed toward the conversion of Banco Mello branches into BCP and Atlantico branches and in the remodeling of BPSM's branches. In 2001, capital expenditures in premises and tangible fixed assets also reflect - mainly under "work in progress" - the centralization at our premises in Taguspark (Oeiras) of various ancillary services.

      Our continued efforts to maintain our technological leading edge are reflected by our investments in computer equipment (37,098 thousands of euros in 2001, 25,260 thousands of euros in 2000 and 19,423 thousands of euros in 1999) and in software (39,240 thousands of euros in 2001, 20,208 thousands of euros in 2000 and 17,403 thousands of euros in 1999).

      Divestitures in premises and fixed assets (both tangible and intangible) totaled 21,226 thousands of euros in 2001, 28,226 thousands of euros in 2000 and 53,520 thousands of euros in 1999. These amounts are influenced by our policy to divest in real-estate assets not assigned to operations, whose main impact was felt in the years following the acquisition of Atlantico in 1995.

      Equity

      Apart from our expenditures in fixed assets, disclosed in the table above, we have also made major investments in equity. In 2001, capital expenditures in equity were mainly directed towards the reinforcement of our internationalization strategy, pursuant to which we increased our shareholding in IntesaBci (1.3% of its share capital at year-end 2001) for a total investment of 114 million euros, and increased our shareholding in Big Bank Gdanski (44.1% of its share capital at year-end 2001) for a total investment of 201 million euros. Also in 2001 we acquired a 3.1% shareholding in Friends Provident, following the latter's IPO, for a total investment of 197 million euros.

      Capital expenditures in equity in 2000, amounting to 8,604,839 thousands of euros, were chiefly influenced by the acquisitions of BPSM (3,849,543 thousands of euros), Banco Mello (967,029 thousands of euros) and Companhia de Seguros Imperio (433,726 thousands of euros). They also reflected our strategy to assure a leadership position in the businesses related to new forms of distribution -- in particular as they apply to the financial sector -- and to intensify our process of internationalization. In this regard the investments in Grupo EDP and in Eureko, in the amounts of 753,702 thousands of euros and 2,207,980 thousands of euros, respectively, are noteworthy.

      In 1999, expenditures in equity, amounting to 107,559 thousands of euros, were mainly related to our increased shareholding in Banco Portugues do Atlantico (89,558 thousands of euros) and to the purchase of the shareholding held by Banco Santander Central Hispano in Leasefactor (22,071 thousands of euros), following the breaking-up of a partnership agreement.

      In regard to equity, in 2000 we divested 2,000 thousands of euros as a result of the sale of Shopping Direct to Grupo EDP, following the strengthening of our strategic partnership with this company. In 1999, following the breaking-up of our agreement with Banco Santander Central Hispano, we sold our holding in this bank and in Banco Banif Banqueros Personales, these divestitures having amounted to 598,037 thousands of euros and to 52,369 thousands of euros, respectively. There was no significant divestment in equity in 2001.

Acquisition and Disposition Activity

See "Item 4. Information on the Bank - A. History and Development of the Bank - Bank History".

B. Business Overview

Nature of Operations and Principal Activities

We and our subsidiaries are engaged in a wide variety of banking and related financial services activities, in Portugal and internationally. The primary activities of the Bank include:

-     Deposit taking from individual and corporate customers;

-     Short-term lending;

-     Mortgage lending;

-     Trade finance;

-     Credit cards;

-     Transfer of funds;

-     Custody of securities;

-     Foreign exchange dealing;

-     Treasury services; and

-     Money market operations.

Through our subsidiaries and associated companies, we also engage in related financial activities, including:

-     Life, casualty, automobile and health insurance;

-     Asset and fund management;

-     Medium and long-term lending;

-     Loans to real-estate promoters;

-     Consumer finance;

-     Factoring;

-     Equipment and real estate leasing;

-     Investment banking;

-     Venture capital financing; and

-     Securities brokerage.

The following is a summary of our main business segments:

      Commercial Banking

      Our Commercial Banking segment conducts its customer-oriented business through our Networks. The Networks are not separate legal entities. Rather, they are marketing and distribution channels within the Bank that are designed to be attractive to and to serve the banking needs of specific groups of customers. We have also set up several subsidiaries in countries that have close affinity with Portugal, or in markets that present high growth prospects. These include Banco Comercial de Macau (in China), Banco Internacional de Mocambique (in Mozambique), Banque BCP (France and Luxembourg), NovaBank (in Greece), BPABank (in the USA), and SottoBank (in Canada).

      Banking Distribution Networks in Portugal

      For the purposes of the following discussion, our "banking distribution networks in Portugal" include Individuals & Businesses, Private Banking, Corporate Banking, Corporate Retail, NovaRede, Atlantico, Banco 7, Expresso Atlantico and SottoMayor.

      In addition to providing banking products and services, our Networks also serve as distribution channels for certain products and services of other segments of the Bank:

      - The "Individuals & Businesses" Network is designed to meet the financial needs of self-employed individuals, professionals and owner-operated companies.

      - The "Private Banking" Network targets individual customers with substantial financial portfolios.

      - The "Corporate Banking" and "Corporate Retail" Networks serve the financial needs of companies with annual sales of between 7.5 million euros and 100 million euros and of large corporate and institutional customers, with annual sales of 100 million euros or more.

      - The "NovaRede", "Atlantico" and "SottoMayor" Networks comprise the Bank's principal retail distribution channels. Two other retail Networks, "Banco 7", which provides telephone and internet banking, and "Banco Expresso Atlantico", a joint venture to provide in-store banking, are, at present, small contributors to BCP's retail business. BCP's retail distribution networks are designed to serve the financial needs of individuals as well as companies with annual sales of less than 7.5 million euros.

            In November 2001, BCP announced that it had entered into an agreement to acquire 3,999,999 shares of Banco Expresso Atlantico (49.99% of its share capital) previously held by Jeronimo Martins, for a total consideration of 17.7 million euros. As a consequence of this acquisition, Banco Expresso Atlantico became wholly-owned by BCP.

      Banking Subsidiaries Abroad

      The following is a description of BCP's foreign banking subsidiaries:

      - Banco Comercial de Macau ("BCM"). BCM is a bank based in Macao, acting as a commercial and operating platform from which we can penetrate other markets of South-eastern Asia, including the Chinese market. The Group holds the whole share capital of BCM.

      - Banco Internacional de Mocambique ("BIM"). BIM is a Mozambican retail bank that began its activity in 1995. BIM was the first Mozambican bank to be created as a joint venture on an equal basis by local and foreign partners. BCP holds 50.4% of the share capital of BIM. In addition, the Group operates in Mozambique through BIM Investimento, a company incorporated in 1998. BIM Investimento is developing its activity in the area of investment banking, with emphasis on corporate finance, capital markets and structured finance (project finance), in close co-operation with BIM and BCP Investimento which, together with local companies, was a founding shareholder. BIM Investimento is 50.0% owned by BIM and 25.0% by BCP Investimento. BIM Leasing was incorporated in the first quarter of 2000, being the second lessor to operate in the Mozambican market. BIM holds 70.0% of BIM Leasing's share capital, while Leasefactor holds 25.0%. In the fourth quarter of 2000 NovoBanco was inaugurated, aimed at small and micro companies and individual enterprises. NovoBanco is 30.0% held by BIM, while the remaining share capital was held by a group of Mozambican and international institutions.

            In December 2001, Banco Internacional de Mocambique was merged into Banco Comercial de Mocambique, the Mozambican holding of Banco Mello and Companhia de Seguros Imperio that was transferred to BCP in 2000 following the agreement regarding the integration of the financial area of the Jose de Mello Group into BCP. Banco Comercial de Mocambique was subsequently renamed to Banco Internacional de Mocambique.

      - Banque BCP (France). Banque BCP (France) is a retail banking operation based in France established in 2001 through the unification of several business platforms that we held in that country, following the acquisitions of Atlantico, Banco Mello and BPSM. Banque BCP (France) serves a clearly defined market segment consisting of residents in France who originated from, or have close ties with, Portugal. Banque BCP is fully owned by BCP.

      - Banque BCP (Luxembourg) operates in Luxembourg and became part of the Group as a result of the acquisition of Banco Mello in 2000. It was formerly named Banco Mello (Luxembourg) and is 100.0% owned by the Group.

      - NovaBank, S.A. ("NovaBank"). In September 2000, NovaBank opened its first 45 branches. NovaBank is a Greek bank specifically targeting individuals, and is the result of the agreement established with the Greek insurance group Interamerican. BCP owns 50.0% of NovaBank, while the remaining 50.0% is owned by Interamerican.

            In 2001, NovaBank acquired Sitebank, a Turkish commercial bank for a total investment not exceeding 50 million euros. The project for the Turkish market is to develop a specialized operation targeting upper-middle and affluent individuals segment, based on a value proposition focusing on consistent high quality personalized advice and service, comprehensive offering of basic and asset management /investment products, and convenient delivery through a variety of distribution channels.

      - BPABank. In November 2000, BPABank opened its first branches in the state of New Jersey in the United States. BPABank targets the local population, in areas where the Portuguese community has a strong presence. BPABank is wholly owned by the Group.

      - SottoMayor Bank Canada ("SottoBank"). Following the acquisition by BCP of BPSM in 2000, SottoBank became part of the Group. SottoBank is a retail bank operating in Canada and is 100.0% owned by BCP.

      Other Business Segments

      In order to meet the diversified financial needs of our customer base, we have developed a financial services group, which includes a wide array of subsidiaries, each one specialized in a particular financial business segment. These include investment banking, asset management, specialized credit and consumer credit. Most of our specialized subsidiaries use our banking distribution networks to cross-market their products, which are in turn tailored to each network.

      The following is a summary of these segments:

      Investment Banking. BCP Investimento (prior to July 2000 known as BCPA - Banco de Investimento and prior to 1999, known as Banco Cisf) is BCP's subsidiary for investment banking. It is a merchant bank engaged in capital markets, financial consulting and project finance activities. BCP Investimento is wholly owned by the Group.

      Mortgage Loans. In 1992, taking advantage of the penetration achieved in mortgage loans, BCP launched, in association with CARIPLO (now a part of the Italian financial group IntesaBci), an autonomous mortgage bank - Banco de Investimento Imobiliario ("BII"). In December 2000, BII's assets and liabilities associated with the mortgages granted to the Group's clients through the branches of any bank of the Group, excluding BII, were split from BII and subsequently merged into BCP. As a result, BII started booking only the mortgage loans of its own network and kept booking property development loans of the Group's distribution network. BII is 50.0% owned by the Group, with the remaining 50.0% being owned by IntesaBci.

      Consumer Credit. CrediBanco - Banco de Credito Pessoal, S.A. ("CrediBanco") began its activity in November 1994 as the Group's consumer credit bank, aimed at providing credit for the purchase of consumer durables based on a sales network consisting of numerous stores. BCP holds the entire share capital of CrediBanco.

      In December 1999, the Group established a partnership agreement with SIVA (that was later renamed SAG GEST), including the joint acquisition of Interbanco, S.A. ("Interbanco"), an institution specializing in car financing for individuals and corporate customers, launched in 1997. The Group holds 50.0% of Interbanco's share capital, while the remaining 50.0% is held by SAG GEST.

      In accordance with the strategy defined by the Group for the consumer credit business, at the end of 2000 Interbanco centralized the car financing business at the point of sale, while CrediBanco kept the remaining consumer credit business.

      On March 25, 2002, we announced the decision to merge BCPLeasing, the leasing business subsidiary of Leasefactor, S.G.P.S., S.A., our holding company for specialized credit (leasing and factoring) into CrediBanco, under our process of rationalization. See "Item 4. Information on the Bank
      - A. History and Development of the Bank - Current Year's Significant Developments".

      Specialized Credit. BCP is engaged in the factoring and equipment and real estate leasing businesses through Leasefactor, S.G.P.S., S.A. ("Leasefactor"). As far as leasing is concerned, Leasefactor operates through BCPLeasing, while Leasefactor's factoring business is performed through BCPFactoring. Leasefactor is wholly owned by the Group.

      On March 25, 2002, we announced the decision to merge BCPLeasing into CrediBanco, under our process of rationalization. See "Item 4. Information on the Bank - A. History and Development of the Bank - Current Year's Significant Developments".

      Asset Management. BCP is engaged in the asset management business through AF Investimentos, S.G.P.S., S.A. ("AF Investimentos"), a holding company for its subsidiaries focusing on securities and property unit trust funds management and personalized portfolio management. AF Investimentos is wholly owned by the Group.

      ServiBanca (Service Provider)

      Legally, ServiBanca is an "Economic Interest Grouping". Companies "grouped" in ServiBanca comprise BCP and several of its major subsidiaries. ServiBanca centralizes common operational and management support units. It provides services for all the Group, and the costs it incurs are transferred to the Group's companies, that act as its "clients".

      For an analysis of the operating and financial performance and prospects of our business segments, see "Item 5. Operating and Financial Review and Prospects - A. Operating Results - Segmental Reporting".

      According to our estimates, based on the latest available data from the Portuguese Banking Association, we accounted for 22.1% of total assets, 27.7% of loans to customers and 21.9% of customers' deposits in the Portuguese banking sector at the end of 2001. In addition, at the same date, we were one of the largest companies listed on the Lisbon and Oporto Stock Exchange in terms of market capitalization (10,587 million euros). Total trading volume of our shares on the Lisbon and Oporto Stock Exchange during 2001 was 3,527 million euros.

Total Revenues by Category of Activity and Geographic Market

See "Item 5. Operating and Financial Review and Prospects - A. Operating Results
- Segmental Reporting".

The table below sets forth the disclosure of our total revenues according to geographic for the last three years:

                                   2001         2000          1999
                                 --------     --------      --------

  Portugal                        87.0%        89.8%         87.8%
  Other European Union
  countries                        5.4%         5.0%          5.0%
  United States of America         1.9%         1.7%          1.4%
  Cayman Islands                   2.3%         1.6%          2.0%
  China (Macao)                    0.9%         1.1%          3.3%
  Other                            2.5%         0.8%          0.5%

Material effects of Governmental Regulation

BCP is a Portuguese commercial bank primarily regulated and subject to examination by the Bank of Portugal which is a member of the European System of Central Banks composed of the European Central Bank and the other EU member State national central banks. As such, BCP is also required to act according to the European Central Bank directives and instructions. The Deposit Guarantee Fund which is an autonomous juridical entity under the supervision of the Bank of Portugal, insures deposits at BCP and, in that capacity, BCP is subject to the legal rules and regulations governing the Fund. BCP also controls (either directly or indirectly through subsidiary companies) overseas banks, branches and agencies. In general, BCP's overseas activities are regulated by the Bank of Portugal, and by supervisory authorities in the host countries.

BCP's earnings and activities are affected by legislation, by actions of the EU and the Bank of Portugal, and other regulators, and by local legislative bodies and administrative bodies and decisions of courts in both foreign and EU member state jurisdictions in which BCP and the members of its Group conduct business. By way of example, these include limitations on the ability of subsidiaries to pay dividends to BCP (see note 17 to the consolidated financial statements), Portuguese laws and EU consumer protection directives imposing restrictions on the making, enforcement and collection of consumer loans and restrictions by the regulators on the manner in which BCP engages in derivatives activities and in which it can sell its mutual funds and other investment products to consumers.

Legislation may be enacted or regulation imposed in Portugal or in the EU by EU directives, or in any other jurisdiction in which BCP or any member of the Group does business, to further regulate either banking and financial services or non-banking services or to limit finance charges or other fees or charges earned in the rendition of such services. There can be no assurance whether any such legislation or regulation will place additional limitations on BCP's operations or that of any other Group member or adversely affect its earnings.

Subject to either certain limitations and restrictions or constraints, in particular of the EU, a Portuguese commercial bank, with the prior approval of the Bank of Portugal, and subject to compliance with all applicable laws, in particular securities market laws and regulations, may acquire or merge with another bank within or outside of the EU. A Portuguese commercial bank may also establish a de novo branch, agency or representative office in either any member State of the EU or any country outside of the EU, subject to host country laws and compliance with applicable procedures.

The activities of Portuguese commercial banks are not generally limited to owning, managing or controlling banks. Subject to prior consent of the Bank of Portugal, where applicable, and compliance with Portuguese law and EU directives, in particular compliance with certain restrictions, a Portuguese commercial bank not only can sponsor, manage, distribute, and advise mutual funds and underwrite and deal in debt and equity securities but also can own and control companies that either engage in such activities or other financial activities, such as, insurance, mortgage lending, consumer finance, factoring, leasing, investment banking, venture capital financing, high technology and telecommunications.

A financial institution with deposits insured by the Deposit Guarantee Fund that is under common control with a failing financial institution can be required to indemnify the Deposit Guarantee Fund for losses resulting from the insolvency of the failed institution, even if this causes the affiliated institution also to become insolvent. Any obligations owed by a subsidiary depositary institution to its parent company are subordinate to the subsidiary's cross guarantee liability with respect to commonly controlled insured depository institutions and to the rights of depositors.

In the liquidation or other resolution of a failed insured depositary institution, deposits in Portuguese offices and certain claims for administrative expenses and employee compensation are afforded a priority over other general unsecured claims, including deposits in offices outside Portugal, non-deposit claims in all offices, and claims of any parent company, including BCP. Such priority creditors would include the Deposit Guarantee Fund, which succeeds to the position of insured depositors.

BCP is subject to both minimum reserve requirements prescribed by the European Central Bank and to capital and solvency ratios adopted by the Bank of Portugal. Both the European Central Bank and the Bank of Portugal are authorized to take prompt action and impose sanctions with respect to institutions that do not meet these reserve requirements and ratios. BCP has always been in compliance with these requirements and ratios. See "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Capital".

The earnings of BCP and the members of the Group are affected by general economic conditions and the conduct of monetary and fiscal policy not only by the Bank of Portugal and the EC but also by governments in other countries in which they do business.

C. Organizational Structure

The Bank and the Group

We are one of the largest banking organizations in Portugal and one of the largest Portuguese companies in terms of market capitalization. Together with our subsidiaries we are engaged in a wide variety of banking and related financial services activities, in Portugal and internationally.

The following diagram summarizes the organizational structure of the Group on December 31, 2001:

                                               ---------------
                                               BANCO COMERCIAL
                                                  PORTUGUES
                                               ---------------
                                                      |
                |                  |                  |                  |                     |
        -----------------   ------------------  --------------    ----------------      ----------------
        AF Investimentos       Leasefactor         Banco de       Big Bank Gdanski         Managerland
        Asset Management       Leasing and       Investimento      Retail Banking       Corporate Portal
            (100.0%)           Factoring          Imobiliario        (Poland)                (50.0%)
                               (100.0%)          Mortgage Loans       (44.1%)
                                                    (50.0%)
        -----------------   ------------------  --------------    ----------------      ----------------
                                   |                  |                  |                      |
        -----------------   ------------------  ---------------   ----------------      ----------------
        BCP Participacoes    BCP Investimento     CrediBanco         Interbanco          Banco Expresso
        Financeiras, SGPS   Investment Banking  Consumer Credit    Car Financing            Atlantico
      _ Subsidiaries in   _     (100.0%)           (100.0%)           (50.0%)           In-store Banking
        the European                                                                        (50.0%)
        Union (100.0%)
        -----------------   ------------------  ---------------   ----------------      ----------------

                            ------------------  ---------------   ----------------      ----------------       ------------------
                            Banque BCP (France)    NovaBank          Banque BCP            Activo Bank              Eureko
                              Retail Banking    Retail Banking      (Luxembourg)        Internet Banking       Financial Services
                                 (100.0%)          (Greece)        Retail Banking            (Spain)                 Group
                                                    (50.0%)           (100.0%)               (45.8%)                (24.6%)
                            ------------------  ---------------   ----------------      ----------------       ------------------
                                    |                  |                  |                     |

                                    |                  |                  |                     |
                            ------------------  ---------------   ----------------      ----------------
                            Banco Comercial de      Banco           BCP Finance             BPABank
                               Macau Retail      Internacional        Company            Retail Banking
                              Banking (China)    de Mocambique        (60.0%)                (USA)
                                 (100.0%)        Retail Banking                             (100.0%)
                                                  (Mozambique)
                                                    (50.4%)
                            ------------------  ---------------   ----------------      ----------------
                                    |                  |                  |                     |
        -----------------   ------------------  ---------------   ----------------      ----------------
        BCP Internacional    SottoMayor Bank         BPA                BCP               BCP Capital
         II Subsidiaries       Canada Retail    Internacional,     International            Finance
      _    outside the    _ Banking (Canada)        SGPS               Bank                (100.0%)
         European Union          (100.0%)          (100.0%)            (52.5%)
            (100.0%)
        -----------------   ------------------  ---------------   ----------------      ----------------
                             BCP Finance Bank   BCP Bank & Trust     Banco Mello
                                (100.0%)          Co. (Cayman)        (Cayman)
                                                    (100.0%)          (100.0%)
                            ------------------  ---------------   ----------------
                                    |                  |                  |

Additionally, we have organized ServiBanca, which centralizes our common operational and management support units.

Significant Subsidiaries

The following is a list of our main subsidiaries:

                                                             Country of       % held      % held
                                                           incorporation/     by the      by the
                                                             residence         Bank        Group
                                                           --------------     -------     -------
AF Investimentos, S.G.P.S., Sociedade Unipessoal, Lda         Portugal          100.0       100.0

Leasefactor, S.G.P.S., S.A                                    Portugal           89.0       100.0

BCP Investimento -- Banco Comercial Portugues de
  Investimento, S.A                                           Portugal             --       100.0

BCP - Participacoes Financeiras, S.G.P.S., Sociedade
  Unipessoal, Lda                                             Portugal          100.0       100.0

CrediBanco - Banco de Credito Pessoal, S.A                    Portugal             --       100.0

Banco Expresso Atlantico, S.A                                 Portugal             --        50.0

Interbanco, S.A                                               Portugal             --        50.0

Banco de Investimento Imobiliario, S.A                        Portugal           50.0        50.0

Banco Comercial de Macau, S.A.R.L                              China               --       100.0

Banco Internacional de Mocambique, S.A.R.L                   Mozambique            --        50.4

Banque BCP, S.A.S                                              France           100.0       100.0

Banque BCP (Luxembourg), S.A                                 Luxembourg            --       100.0

NovaBank, S.A                                                  Greece             1.5        50.0

Banco ActivoBank (Portugal), S.A                              Portugal             --       100.0

Banco Mello (Cayman), Ltd.                                 Cayman Islands          --       100.0

BCP Bank & Trust Company (Cayman) Limited                  Cayman Islands          --       100.0

BCP International Bank Limited                             Cayman Islands          --        52.5

BCP Finance Bank LTD                                       Cayman Islands          --       100.0

BCP Finance Company                                        Cayman Islands          --          --

BCP Capital Finance Limited                                   Islands              --       100.0

SottoMayor Bank of Canada                                      Canada              --       100.0

BPABank National Association                                    USA                --       100.0

ServiBanca - Empresa de Prestacao de Servicos, A. C. E        Portugal           50.9        88.8

ActivoBank, S.A                                                Spain              8.2        45.8

Managerland, S.A                                               Spain             50.0        50.0

D. Properties

Our head office is located at Praca D. Joao I, 28, in Oporto. We also own major corporate premises at Rua Augusta 62-84, in Lisbon and at Taguspark, in Oeiras.

Over the years we have expanded our branch network, following the strategy of covering the entire country. At year-end 2001, we had, directly or through associated companies, ownership of nearly 62% of our branches, with the balance being leased from third parties, of which nearly 84% are NovaRede, Lojas Atlantico and SottoMayor branches.

E. Additional Specialized Industry Disclosures

Selected Statistical Data

      Average Balances and Interest Rates

      The following table shows average balances, interest and yields for the fiscal years ended December 31, 2001, 2000 and 1999 (in thousands of euros, except yields):

                                                    2001                                2000
                                       --------------------------------    --------------------------------
                                        Average                Yield        Average                Yield
                                        Balance    Interest      %          Balance    Interest      %
                                       ---------  ---------- ----------    ---------- ---------- ----------
INTEREST EARNING ASSETS
Deposits in Banks
     Deposits at Central Bank          1,603,058     79,099       4.93     1,880,952     73,707       3.92
     Other                             5,446,121    324,712       5.96     4,584,132    366,776       8.00
Loans, net                            41,900,069  2,761,656       6.59    37,466,715  2,358,855       6.30
Trading Account Securities               286,365     18,088       6.32       302,646     14,011       4.63
Investment Account Securities          3,569,942    212,969       5.97     4,328,364    231,457       5.35
                                      ----------  ---------               ----------  ---------
TOTAL INTEREST EARNING ASSETS         52,805,555  3,396,524       6.43    48,562,809  3,044,806       6.27
Other Assets                           1,359,658                           1,990,084
Non Interest Earning Assets            7,897,090                           7,033,130
                                       ---------                          ----------
TOTAL ASSETS                          62,062,303                          57,586,023
                                      ==========                          ==========

INTEREST BEARING LIABILITIES
Due to Banks
     Repayable on Demand                 493,789      8,394       1.70       398,365     12,126       3.04
     With Agreed Maturity date        15,809,443    788,396       4.99    14,357,887    687,408       4.79
Due to Customers
     Repayable on Demand              11,358,604     92,316       0.81    11,737,717    108,139       0.92
     With Agreed Maturity date        16,097,288    576,470       3.58    16,622,500    553,696       3.33
Debt Securities                        9,968,695    452,332       4.54     7,132,675    365,020       5.12
Subordinated Debt                      2,363,764    126,758       5.36     1,458,640     65,836       4.51
                                      ----------  ---------               ----------  ---------
TOTAL INTEREST BEARING LIABILITIES    56,091,583  2,044,666       3.65    51,707,784  1,792,225       3.47
Non Interest Bearing Liabilities       2,519,801                           2,343,522
                                       ---------                          ----------
TOTAL LIABILITIES                     58,611,384                          54,051,306
Shareholders' Equity and Minority
  Interests                            3,450,919                           3,534,716
TOTAL LIABILITIES, SHAREHOLDERS'
     EQUITY AND MINORITY INTERESTS    62,062,303                          57,586,023
                                      ==========                          ==========

SPREAD                                            1,351,858                           1,252,581
                                                  =========                           =========

NET INTEREST MARGIN (1)                                           2.56                                2.58

                                                    1999
                                      ---------------------------------
                                         Average                Yield
                                         Balance   Interest       %
                                      ----------- ---------- ----------
INTEREST EARNING ASSETS
Deposits in Banks
     Deposits at Central Bank          1,227,048     32,332       2.64
     Other                             3,108,274    188,391       6.06
Loans, net                            20,471,000  1,197,888       5.85
Trading Account Securities                80,366      2,534       3.15
Investment Account Securities          2,431,501    118,145       4.86
                                      ----------  ---------
TOTAL INTEREST EARNING ASSETS         27,318,189  1,539,290       5.63
Other Assets                           1,369,788
Non Interest Earning Assets            3,441,022
                                      ----------
TOTAL ASSETS                          32,128,999
                                      ==========


INTEREST BEARING LIABILITIES
Due to Banks
     Repayable on Demand                 494,478      4,135       0.84
     With Agreed Maturity date         9,571,488    386,928       4.04
Due to Customers
     Repayable on Demand               6,518,919     45,081       0.69
     With Agreed Maturity date         8,298,351    240,800       2.90
Debt Securities                        2,223,227     78,082       3.51
Subordinated Debt                        778,871     28,711       3.69
                                      ----------  ---------
TOTAL INTEREST BEARING LIABILITIES    27,885,334    783,737       2.81
Non Interest Bearing Liabilities       1,393,564
                                      ----------
TOTAL LIABILITIES                     29,278,898
Shareholders' Equity and Minority
Interests                              2,850,102
TOTAL LIABILITIES, SHAREHOLDERS'
     EQUITY AND MINORITY INTERESTS    32,129,000
                                      ==========

SPREAD                                              755,554
                                                 ==========


NET INTEREST MARGIN (1)                                           2.77

----------

(1) Represents net interest income as a percentage of average interest earning assets.

      Rate/Volume Information

      The following table analyzes the estimated change in our net interest income attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, changes in their respective interest rates and changes in the volume/rate mix (in thousands of euros). Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities.

                                                      2001/2000                                         2000/1999
                                   ------------------------------------------------  -----------------------------------------------
                                         Increase (decrease) due to changes                Increase (decrease) due to changes
                                   ------------------------------------------------  -----------------------------------------------
                                                            Rate/volume                                       Rate/volume
                                     Volume         Rate        mix      Net change    Volume        Rate         mix     Net change
                                   ----------     -------     -------    ----------  ----------    --------   ----------- ----------
INTEREST EARNING ASSETS
Deposits in banks
     Deposits at the Central Bank     (10,890)     19,102      (2,822)      5,390        17,231      15,750       8,393      41,375
     Other                             68,968     (93,460)    (17,574)    (42,066)       89,451      60,304      28,633     178,388
Loans and advances to customers       279,118     110,594      13,087     402,799       994,528      90,939      75,501   1,160,968
Trading account securities               (753)      5,108        (275)      4,080         7,002       1,188       3,286      11,476
Investment account securities         (40,556)     26,759      (4,689)    (18,486)       92,166      11,878       9,267     113,312
TOTAL INTEREST EARNING ASSETS         266,013      78,818       6,886     351,717     1,197,063     173,516     134,938   1,505,517

INTEREST BEARING LIABILITIES
Due to banks
     Repayable on demand                2,904      (5,352)     (1,282)     (3,730)         (803)     10,917      (2,122)      7,992
     With agreed maturity date         69,496      28,600       2,891     100,987       193,489      71,326      35,668     300,483
Due to customers
     Repayable on demand               (3,493)    (12,743)        412     (15,824)       36,089      14,979      11,992      63,060
     With agreed maturity date        (17,495)     41,583      (1,314)     22,774       250,863      28,908      33,124     312,895
Debt securities                       145,136     (41,374)    (16,451)     87,311       172,428      35,692      78,817     286,938
Subordinated debt                      40,851      12,387       7,687      60,925        25,059       6,440       5,621      37,120
TOTAL INTEREST BEARING LIABILITIES    151,945      92,644       7,854     252,443       669,545     182,788     156,155   1,008,488

NET INTEREST INCOME                   114,068     (13,826)       (968)     99,274       527,518      (9,272)    (21,217)    497,029

Assets

      Deposits with the Central Bank under monetary regulations

      Credit institutions operating in Portugal are subject to minimum reserve requirements. In November 1994, the Bank of Portugal's reserve requirement ratio was lowered from 17% of all types of customer deposits and certain other liabilities, partially remunerated, to 2% non-remunerated. The liquidity released by the reduction of the ratio was sterilized through certificates of deposit issued by the Bank of Portugal, negotiable only between banks subject to reserves and the Bank of Portugal. Two types of certificates of deposit were issued:

      - Series A, non-interest bearing certificates of deposit with 2 and 3 year maturities;

      - Series B, certificates of deposit with maturities ranging from 4 to 10 years and interest rates set quarterly according to market conditions. On April 2002, the interest rate on series B certificates of deposit was set at 3.30%.

      The reserve base was widened to include liabilities against the central Government and investments in escudos by non-residents. In turn, Treasury bonds and repurchase agreements sold outright to the public as well as foreign currency deposits and other foreign currency liabilities vis-a-vis emigrants were excluded from the reserve base. Failure of a bank to maintain adequate reserves could result in delay in the payment of interest and/or in the increase in the reserve amount required (of up to three times the original shortfall).

      Since January 1, 1999, the responsibility for the definition of the monetary policy (including the system of minimum reserves) within the euro zone -- the European countries that adopted the euro-- has been transferred from the national central banks to the European Central Bank ("ECB"). National central banks are responsible for conducting the monetary policy, defined by ECB, at the country level. The main features of the minimum reserves system prescribed by the ECB are as follows:

      -     The reserve requirement ratio was kept at 2%;

      - Minimum reserves are remunerated, based on the ECB rate on the main refinancing operations, which is approximate to market rates;

      - The reserve base was widened to include liabilities concerning credit institutions based outside the euro zone, deposits and other liabilities of offshore branches in Madeira and in the Azores and investments in foreign currencies by non-residents.

      When an institution fails to comply with all or part of the reserve requirement, the ECB may impose any one of the following sanctions:

      - A payment of up to 5 percentage points above the marginal lending rate, applied to the amount of the shortfall;

      - A payment of up to two times the marginal lending rate, applied to the amount of the shortfall;

      - The institution may be required to establish non-interest-bearing deposits with the ECB or the national central bank of up to three times the amount of the shortfall.

      On December 31, 2001, deposits with the Central Bank under monetary regulations amounted to 2,008,790 thousands of euros, compared to 1,843,030 thousands of euros at year-end 2000 and to 1,117,636 thousands of euros at the end of 1999. Total certificates of deposit included in this amount totaled 758,203 thousands of euros (982,312 thousands of euros at the end of 2000 and 714,652 thousands of euros at the end of 1999). These amounts are exclusively related to series B certificates of deposit, as the last tranche of series A certificates of deposit matured in November 1997.

      The maturities of deposits with the Central Bank under monetary regulations are analyzed as follows:

                                               On December 31,
                                    ---------------------------------------
                                       2001          2000           1999
                                    ----------    ----------    -----------
                                         (in thousands of euros)

Up to 3 months                       1,250,587     1,062,293       402,984
6 to 12 months                         238,690       219,017       128,061
More than 12 months                    519,513       561,720       586,591
                                    ----------    ----------    -----------
                                     2,008,790     1,843,030     1,117,636
                                    ==========    ==========    ===========

      Interest earning deposits and advances to credit institutions

      We allocate our interest earning deposits among other credit institutions based upon risk efficiency criteria, selective investment policies and procedures backed up by integrated computerized risk assessment systems. Our interest earning deposits allocation is performed by the International and Financial Divisions. The allocation is performed in accordance with an internal risk exposure limit classification for each credit institution, in accordance with the following procedures:

      (i)   Country risk exposure limit

            A country risk exposure limit is attributed to the home-countries of the counterparties with which the bank has interest-earning deposits. The sum of the several counterparties risk exposure in each country cannot exceed the country risk exposure limit, except for 'supra-national' entities and foreign banks established in Portugal. For determining the maximum country risk exposure, a branch is considered either by its geographical location or the parent company's location, whichever implies a higher risk.

      (ii)  Counterparty risk exposure limit

            The procedure for classifying risk exposure limits is always performed in relation to credit institutions that will likely have money market deposits with the Bank. The risk scoring classification of counterparties which are rated by international rating agencies such as Moody's, Standard & Poor's and IBCA is performed automatically by using the lowest long term rating quotation of the agencies. These classifications are reviewed every three months.

      With regard to the classification of counterparties that are not rated by international agencies, the internal valuation is based on a multiple criteria analysis, which takes into consideration qualitative and financial indicators, such as:

      - National and international environment, from a political, economic and geographical point of view;

      -     Economic and financial situation;

      -     Strategy and management capabilities;

      -     Past experience and potential for commercial relations;

      -     Shareholder ownership;

      -     Other ratings (when available).

      The maturities of interest earning deposits and advances to credit institutions are analyzed as follows:

                                              On December 31,
                                 ------------------------------------------
                                     2001           2000          1999
                                 -------------  ------------- -------------
                                            (in thousands of euros)

Up to 3 months                      3,546,628      4,077,995     1,053,406
3 to 6 months                         198,129        578,042       271,366
6 to 12 months                         69,255        155,891       206,517
More than 12 months                    28,405         31,413        66,359
                                 ------------   ------------  ------------
                                    3,842,417      4,843,341     1,597,648
                                 ============   ============  ============

      The cross-border outstandings on December 31, 2001, to borrowers in each foreign country where such outstandings exceed 1% of total assets are analyzed as follows:

                                                % of total
             Country                Amounts       assets
                                ------------- --------------
                                   (in thousands of euros)

          United Kingdom            633,877       1.02%


      Treasury Bills, Government Bonds and Other Securities

      The book value of the securities portfolio increased to 7,449,298 thousands of euros at year-end 2001 from 8,331,931 thousands of euros at the end of 2000, compared to 4,066,449 thousands of euros at year-end 1999. The increase from 1999 to 2000 is explained, on the one hand, by the consolidation of the securities portfolio of the new companies acquired in 2000 and, on the other hand, by the increase of equity investments to 3,048,892 thousands of euros on December 31, 2000 (822,577 thousands of euros at year-end 1999), as a consequence of the investments in EDP and Eureko. At the end of 2001, investments amounted to 2,675,506 thousands of euros. Within the scope of our strategic partnerships, we have increased during 2001 our holdings in IntesaBci, the Italian financial group, which accounted for 2.0% of its share capital on December 31, 2001, and in Poland's Big Bank Gdanski, bringing our holding up to 44.1% at the end of 2001. We have also acquired a 3.1% stake in the British insurer Friends Provident in the wake of its flotation. See "Item 4. Information on the Bank -- A. History and Development of the Bank -- Capital Expenditures and Divestitures".

      At year-end 2001, differences between book and market values of the securities portfolio reflected an unrealized gain of 19,712 thousands of euros, compared to 87,727 thousands of euros at the end of 2000 (unrealized loss of 143,722 thousands of euros at the end of 1999).

      In accordance with FAS 115, for U.S. GAAP purposes, our securities are reported at their market value. Changes in the value of trading securities are reflected in income and changes in the value of all other securities (considered "available for sale") are reflected in shareholders' equity. Other than temporary declines in fair value of available for sale securities are recorded in the profit and loss account.

      In accordance with Portuguese GAAP, treasury stock totaling 8,986 thousands of euros on December 31, 2001 (128,875 thousands of euros at the end of 2000 and 249,328 thousands of euros at the end of 1999) is included as an asset (although not included in the securities portfolio figures stated above). However, it should be noted that, for U.S. GAAP purposes, treasury stock must be shown as a deduction from shareholders' equity (at cost).

      The following table shows a breakdown of the book value of our securities portfolio on December 31, 2001, 2000 and 1999:

                                                                     On December 31,
                                                      ---------------------------------------------
                                                            2001            2000           1999
                                                      --------------    -----------    ------------
                                                                 (in thousands of euros)
TREASURY BILLS AND

     OTHER GOVERNMENT BONDS (1)

     Treasury bills and other  government bonds              144,673         32,590         137,336

     Treasury bills and other government bonds

         subject to repurchase agreements                         42        218,028              --
                                                      --------------    -----------    ------------
                                                             144,715        250,618         137,336
                                                      --------------    -----------    ------------

TRADING ACCOUNT SECURITIES (2)

     Shares in Portuguese companies (3)                        4,346         26,635           2,306

     Shares in foreign companies (4)                         114,247          2,755              --

     Government and public entities bonds (1)                 58,150        209,629           8,502

     Portuguese companies' bonds                              20,286          6,430          85,228

     Foreign companies' bonds                                 58,022         23,399              --

     Investment fund units                                        --             --           4,512
                                                      --------------    -----------    ------------
                                                             255,051        268,848         100,548
                                                      --------------    -----------    ------------

Unrealized gains                                                 602

Unrealized losses                                               (636)           (80)           (147)
                                                      --------------    -----------    ------------
                                                             255,017        268,768         100,401
                                                      --------------    -----------    ------------
INVESTMENT ACCOUNT SECURITIES (5)

     Government and Public entities bonds (1)              1,471,437      1,281,630         923,635

     Portuguese entities bonds                               411,397      1,037,187         875,635

     Foreign entities bonds                                  631,164        696,256         399,280

     Commercial paper                                        769,841        922,142         481,208

     Equity investments                                    2,997,944      3,048,892         822,577

     Investment fund units                                   518,362        699,001         318,510

     Certificates of deposit                                  17,058          8,787           5,249

     Other securities                                        232,363        118,650           2,618
                                                      --------------    -----------    ------------
                                                           7,049,566      7,812,545       3,828,712
                                                      --------------    -----------    ------------
                                                           7,449,298      8,331,931       4,066,449
                                                      ==============    ===========    ============

----------

(1) Government securities accounted for 22% of the Group's securities portfolio on December 31, 2001. This high proportion is a result of the Group's seeking to maintain its liquidity in highly marketable and creditworthy instruments.

(2) Trading securities are those securities which either have original maturity of less than six months or are held for sale. Trading securities are valued at the lowest of cost or market.

(3) These securities consist of equity securities issued by Portuguese companies in which the Group's holdings do not exceed 20%.

(4) These securities consist of equity securities issued by foreign companies in which the Group's holdings do not exceed 20%.

(5) Under present Bank of Portugal guidelines, investment securities are defined as those securities that will not be traded for a period of six months from the date of acquisition. Investment securities are valued at amortized cost because the Bank has the ability to hold these securities to their maturity and the intent to hold them for the foreseeable future. Provision for potential losses due to decline in market value is made, except for strategic investments, which are held at cost in the local accounts under Bank of Portugal rules.

      The following table shows a breakdown of the book value of our securities portfolio by maturity date on December 31, 2001:

                                          Up to 1 year            1 to 5 years             Over 5 years                Total
                                    ----------------------   ----------------------  -----------------------  ----------------------
                                       Amount     Yield %      Amount      Yield %      Amount      Yield %     Amount      Yield %
                                    -----------  ---------   ----------   ---------  -----------   ---------  ----------  ----------
                                                                 (in thousands of euros, except yields)
Fixed Income Securities

Bonds issued by Government
  and Public entities

     Portuguese issuers                  72,296       5.2       578,521       4.6        193,441       4.1       844,258        4.5

     Foreign issuers                     44,027       4.3       160,080       6.3        482,294       7.4       686,401        7.0

Bonds issued by other entities

     Portuguese issuers                  10,086       4.5       327,258       4.3        115,758       3.9       453,102        4.2

     Foreign issuers                    115,250       3.8       189,570       4.7        415,040       5.3       719,860        4.9

Treasury bills and other
  Government bonds                       25,514      28.4        24,531       3.5         94,670       3.7       144,715        8.0

Commercial paper                        769,841       3.8            --        --             --        --       769,841        3.8

Other fixed income securities           126,797       3.4        40,034       4.4         82,591       3.3       249,422        3.7
                                    -----------              ----------              -----------              ----------
                                      1,163,811       4.4     1,319,994       4.7      1,383,794       5.5     3,867,599        4.9
                                    -----------              ----------              -----------              ----------
Floating Income Securities

Investments                                  --                      --                2,675,506               2,675,506

Shares                                  453,825                      --                       --                 453,825

Investment fund units                   570,625                      --                       --                 570,625
                                    -----------              ----------              -----------              ----------
                                      1,024,450                      --                2,675,506               3,699,956
                                    -----------              ----------              -----------              ----------

Provision for investment securities     (77,264)                 (5,612)                 (35,381)               (118,257)

                                    -----------              ----------              -----------              ----------
                                      2,110,997       2.4     1,314,382       4.7      4,023,919       1.9     7,449,298        2.6
                                    ===========              ==========              ===========              ==========

      The average yield of the fixed-income securities portfolio in 2001 (which accounted for 52% of the total portfolio at the year-end) was 4.9%. The comparatively higher yields provided by some foreign public issuers' securities, particularly Mozambican and Angolan, were responsible for the higher rates on foreign public issuers' bonds (7.0%) and Treasury Bills and other Government bonds (8.0%). The securities portfolio was predominantly short term with securities having a maturity of less than one year accounting for 44.2% of the consolidated total excluding investments.

      Loan Portfolio

      We offer several financial products, including: discounting bills, current accounts, overdrafts, foreign financing, mortgage loans, consumer credit, factoring and leasing. The loan portfolio can be analyzed as follows:

      (i)   Portuguese public sector: loans to Government entities;

      (ii) Secured loans: loans secured by real estate, securities or other assets;

      (iii) Unsecured loans: loans made to individual and corporate customers, such as overdrafts, current accounts and credit card facilities;

      (iv) Foreign trade credit: loans to support import and export transactions.

      In order to improve information on each customer's credit exposure, the Bank of Portugal centralizes and distributes to all credit institutions operating in Portugal the amount of total credit granted to each customer by the Portuguese banking system. This information is available in the Bank's customer information system and is useful to measure the maximum credit to be granted to each customer in order to avoid an excessive degree of exposure.

      Our customer information system automatically produces exception reports, highlighting any unusual credit situations, which assist in performing an effective credit risk control. Branch managers, coordination managers and our internal audit division receive these reports. Some of the most important exception reports issued are: credit limits with expired maturity, credit limits exceeded, unauthorized overdrafts and discounted bills due and not paid.

      Authorized credit limits have a maximum maturity of six months. One month before such maturity, the account manager is required to renegotiate each limit and submit a new proposal for approval by the appropriate credit committee.

      The Bank of Portugal requests from all credit institutions relevant information in respect of returned checks, restrictions in the usage of checks by specific customers, bills of exchange unpaid on due dates and any litigation. This information is then compiled by the Bank of Portugal and distributed to all credit institutions within the system. At the Bank, compiled data from the system as a whole is integrated on the mainframe computer and is available to account managers and credit committees.

      In addition, our internal audit division conducts periodic examinations of both credit quality and credit files at a lending unit level. These examinations are conducted in order to identify, at an early stage, any potential problem loans not yet detected by line management. The internal audit division is also responsible for reviewing credit files to ensure compliance with the Bank's credit approval procedures.

      In keeping with these aims, in 1995 we set up a credit-risk management unit ("UGRC"), embracing the preventive monitoring unit, in operation since 1993. The UGRC took over responsibility for top-down management of the loan portfolio and for the decision making process for the allocation of specific provisions for non-performing and doubtful loans.

      The UGRC provides a set of specialized services supporting credit-risk analysis, decision and management, particularly top-down management of the portfolio, development and maintenance of company risk classification models and credit-scoring of individual customers. To this end, it is responsible for issuing automatic warning-signals and for presenting proposals to the Board of the specific provisions required to cover the credit risk for non-performing loans.

      The main areas of UGRC's top-down loan portfolio management activities include the calculation of credit-risk premiums. With this purpose UGRC takes into account the impact on the net income of the expected loss associated with overdue loans and determines sector risks, by monitoring the performance of the sector within the banking system and by analyzing the repercussions on each sector of the evolving macroeconomic situation. These techniques and analysis help to define the guidelines governing the growth of the loan portfolio, based on a differentiated pricing strategy aimed at optimizing the portfolio's profitability / risk factor.

      In developing the company risk classification, the performance of the analytic models has been closely monitored, and several previous assumptions have been adjusted accordingly, increasing efficiency and forecasting capabilities. The UGRC also provides periodic reports evaluating delinquency performance and analysis of all the credit-scoring models used within the Group, validating their parameters, proposing alterations to the cut-off points and providing staff training. In addition, it makes possible the centralization of the customers' liabilities to all the Group companies, providing an accurate characterization of our loan portfolio and an evaluation of our position within the banking system. The intention underlying this specialized activity is to increase the ability to select good risks and to make credit-decision more autonomous.

      We entrusted UGRC with responsibility for managing the system that issues warning signals to the commercial networks. These signals are triggered by customer defaults at the level of their relations with the Bank and with other banking institutions, based on the information provided monthly by the Bank of Portugal. The preventive monitoring measures were revised in 1995, giving the networks a system of early warnings aimed at providing support for preliminary debt-recovery measures. The UGRC is also responsible for centralizing the monitoring of specific provisions required to cover the credit risk of past due loans. For this purpose, measures have been designed to systematize and classify risks -- difficult loan recoveries, doubtful loans, overdue loans, restructured loans and loans subject to litigation -- and therefore yield a more accurate calculation of the individual risks.

      We have also established a specialized unit, designated the specialized financial services unit ("USFE"), aiming for the recovery of loans, originated in any of our corporate business areas. We organized USFE to achieve recognized benefits accruing from matching the past due loan recovery mechanisms to the characteristics of each customer, in accordance with the size of the risk and the complexity of the case. The USFE is an autonomous, centralized unit, specializing in working out larger past due loans, whatever their source. We based the launch of USFE on observations of best international practices and on our experience in credit-recovery operations.

      To meet established targets, we designed USFE gathering together specialized capabilities (analytic, economic and financial, legal, negotiating and operational). The loan recovery procedures utilized are based on entrusting a customer portfolio to a multidisciplinary team, with the specialized support of those units of the Bank responsible for the management of assets and for the legal services.

      The recovery procedure we have adopted is based on the classification of the portfolio into homogeneous groups and on standardized methods according to the size of the transaction. Placing credit-recovery into an autonomous, specialized unit has given greater freedom to the commercial, credit assessment and decision areas, allowing them to concentrate more on developing new business. The customer is handled by a new and more specialized unit, and procedures are expedited. All this has a positive effect, both directly and indirectly, on the net income of the Group.

      During the first quarter of 1999, we implemented an organizational model based on the integration of the Group's credit operations. The objectives of the integration process were as follows:

      -     Improved loan analysis and decision-making quality;

      -     Maximization of good loans and minimization of bad loans;

      -     Flexible action;

      -     Implementation of service levels;

      -     Cost reduction;

      -     Freeing up of commercial areas to sales effort;

      -     Implementation of consistent, common methodologies;

      - Preservation of each Bank's commercial autonomy and customers' secrecy.

      We have thus moved away from credit processes differentiated according to the Bank or network in which the credit originated towards credit processes differentiated according to the type of credit originated. With these purposes, we have established a global platform in ServiBanca, comprised of a credit division, a credit recovery division and a risk control division.

      The credit division comprises five credit units:

      Individuals: this credit unit is responsible for dealing with credits concerning individuals, small companies with an annual invoicing not exceeding 250 thousands of euros and the self-employed;

      Businesses North and Businesses South: these credit units handle credits related to the self-employed with an annual invoicing greater than 250 thousands of euros and companies whose annual invoicing is greater than 250 thousands of euros but does not exceed 3,741 thousands of euros;

      Corporate North and Corporate South: these credit units deal with credits concerning companies, large corporations and institutions with annual invoicing greater than 3,741 thousands of euros.

      The credit recovery division took the responsibilities previously embraced by several Group's units, including USFE and legal services, and is also comprised of five units:

      Standardized Recovery: this unit is responsible for recovering past due loans from customers with a Group's involvement lower than 75 thousands of euros (excluding mortgage loans);

      Specialized Recovery North and Specialized Recovery South: these credit units' responsibility is to recover past due loans from customers with a Group's involvement higher than 75 thousands of euros (excluding mortgage loans);

      Legal Action North and Legal Action South: these units are responsible to trigger legal actions concerning: past due loans whose recovery by the standardized recovery unit or by the specialized recovery units have failed, and past due loans which have not gone through the (standardized or specialized) recovery units, but whose direct referral to the legal action unit is deemed appropriate by the Board of Directors.

      In June 2000, we have implemented the "TRIAD" model. The TRIAD is based on an IT application designed to assist in credit decisions, automatically pre-assigning credit limits and credit risk ratings to our individuals and small businesses' customers, based on their financial history. This has allowed us to improve customer service -- namely through simpler and faster credit approvals -- and to monitor credit quality closer. TRIAD reassesses the credit risk of more than 1 million customers on a monthly basis, and assigns credit limits to over 700,000, allowing a quicker response by commercial networks to credit applications and the development of marketing campaigns targeted at customers with specific credit-risk profiles.

      The following table provides comparative information and other details relating to the types of loans included in our loan portfolio:

                                                                            On December 31,
                                                 ----------------------------------------------------------------------
                                                    2001           2000           1999           1998           1997
                                                 ----------     ----------     ----------     ----------     ----------
                                                                        (in thousands of euros)
Portuguese public sector                            309,295        222,243         67,550         86,622         79,652

Asset-backed loans                               16,537,929     11,816,824      9,108,644      6,745,721      4,842,596

Personal guaranteed loans                        12,387,941     12,359,224      5,441,511      4,123,420      2,785,546

Unsecured loans                                   5,639,910      8,934,590      4,662,841      3,683,782      2,836,390

Foreign loans(1)                                  4,711,214      4,802,458      2,489,678      1,843,342      1,450,749

Credit resulting from factoring operations          794,622        515,779        373,449        439,633        369,157

Finance leases                                    2,326,675      2,286,809      1,526,558      1,176,585        944,045
                                                 ----------     ----------     ----------     ----------     ----------
                                                 42,707,586     40,937,927     23,670,231     18,099,105     13,308,135
                                                 ----------     ----------     ----------     ----------     ----------

Past due loans(2):

     Less than 90 days                               99,948        105,467         32,967         26,795         36,512

     More than 90 days                              626,889        453,455        239,186        269,705        312,168
                                                 ----------     ----------     ----------     ----------     ----------
                                                    726,837        558,922        272,153        296,500        348,680
                                                 ----------     ----------     ----------     ----------     ----------
                                                 43,434,423     41,496,849     23,942,384     18,395,605     13,656,815
                                                 ----------     ----------     ----------     ----------     ----------
Less:

     Specific provision for loan losses            (537,413)      (424,923)      (206,553)      (223,985)      (258,337)

     General provision for loan losses             (455,109)      (474,985)      (235,254)      (205,211)      (124,834)
                                                 ----------     ----------     ----------     ----------     ----------
                                                   (992,522)      (899,908)      (441,807)      (429,196)      (383,171)
                                                 ----------     ----------     ----------     ----------     ----------
                                                 42,441,901     40,596,941     23,500,577     17,966,409     13,273,644
                                                 ==========     ==========     ==========     ==========     ==========

----------

(1) Includes credits granted by Offshore Branches and loans to finance imports and exports.

(2) As used in this table past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank -- E. Additional Specialized Industry Disclosures -- Assets -- Loan Portfolio -- Non-performing loans".

      The following table sets out comparative information relating to our domestic and international lending activities by main business sectors:

                                                                          On December 31,
                                                -----------------------------------------------------------------------
                                                   2001           2000           1999           1998           1997
                                                ----------      ----------     ----------     ----------     ----------
                                                                        (in thousands of euros)
Agriculture                                        426,410         393,475        198,397        171,479        162,916

Mining                                             174,519         165,739         95,903         77,836         78,249

Food, beverage and tobacco                         694,359         765,824        505,003        418,257        348,262

Textiles                                         1,047,114         980,754        564,039        509,193        448,977

Wood and cork                                      400,055         433,852        242,150        234,239        117,808

Printing and publishing                            288,610         352,434        217,586        175,325        159,402

Chemicals                                        1,106,941         986,674        340,686        190,339        154,323

Engineering                                      1,143,180       1,230,938        592,062        469,922        407,636

Electricity, water and gas                         575,657         666,793        388,242        215,150        191,494

Construction                                     4,033,694       3,357,268      1,957,181      1,709,406      1,269,022

Retail business                                  2,444,271       2,210,665      1,067,071        800,024        769,091

Wholesale business                               2,865,742       3,296,784      1,913,177      1,566,100      1,213,751

Restaurants and hotels                             701,749         575,041        255,660        183,888        158,860

Transport and communications                     1,295,914       1,234,724        571,551        246,546        230,436

Services                                         8,399,966       7,109,648      3,372,166      3,050,372      2,305,032

Consumer credit                                  3,320,360       3,631,885      2,533,213      1,766,277      1,361,479

Mortgage                                         9,406,531       9,148,149      5,863,135      4,583,111      3,186,397

Other domestic activities                        1,416,530       1,550,340      1,360,639        723,310        358,652

Other international activities(1)                3,692,821       3,405,862      1,904,523      1,304,831        735,028
                                                ----------      ----------     ----------     ----------     ----------
                                                43,434,423      41,496,849     23,942,384     18,395,605     13,656,815
                                                ----------      ----------     ----------     ----------     ----------
Less:

     Specific provision for loan losses           (537,413)       (424,923)      (206,553)      (223,985)      (258,337)

     General provision for loan losses            (455,109)       (474,985)      (235,254)      (205,211)      (124,834)
                                                ----------      ----------     ----------     ----------     ----------
                                                  (992,522)       (899,908)      (441,807)      (429,196)      (383,171)
                                                ==========      ==========     ==========     ==========     ==========
                                                42,441,901      40,596,941     23,500,577     17,966,409     13,273,644
                                                ==========      ==========     ==========     ==========     ==========

----------
(1) Includes credits granted by the Offshore Branches and loans to finance imports and exports.

Loans had a slight increase through 2001, after the sharp growth during 2000. At the end of 2001, loans (net of provisions) stood at 42,441,901 thousands of euros, compared to 40,596,941 thousands of euros on December 31, 2000 (+4.5%), and to 23,500,577 thousands of euros at the end of 1999.

Loans and advances were influenced by the mortgage loan and consumer credit securitization operations undertaken during the year, while they also reflected the efforts directed at concentrating on the better risks and reducing some of the exposures resulting from the consolidation of the loan portfolios of the institutions acquired during 2000.

Secured loans (asset-backed loans and personal guaranteed loans) still represent the main proportion of total loans before provisions. This large proportion was mainly the result of the size of the mortgage loan portfolio (which represented 21.7% of the loan portfolio, before provisions).

To keep the loan portfolio quality there were an effort to concentrate on lower risk customers and the continuous improvement of the mechanisms of loan analysis, granting, monitoring and recovery.

The maturities of loan categories as of December 31, 2001, by type of loans and by sector, are summarized as follows:


                                                  Past due      Up to                      Over 5
                                                  loans(1)      1 year     1 to 5 years     years         Total
                                                  ---------   ----------   ------------   ----------    ----------
                                                                    (in thousands of euros)
Portuguese public sector                                --       275,145         1,843        32,307       309,295

Asset-backed loans                                 243,728     3,548,704     3,472,969     9,516,256    16,781,657

Personal guaranteed loans                          219,387     8,986,054     1,599,598     1,802,289    12,607,328

Unsecured loans                                    176,454     5,063,622       419,934       156,354     5,816,364

Foreign loans                                       49,346     3,707,896       947,305        56,013     4,760,560

Credit resulting from factoring operations           5,955       794,622            --            --       800,577

Finance leases                                      31,967       141,267     1,162,432     1,022,976     2,358,642
                                                   -------    ----------     ---------    ----------    ----------
                                                   726,837    22,517,310     7,604,081    12,586,195    43,434,423
                                                   =======    ==========     =========    ==========    ==========

----------
(1) As used in this table past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank -- E. Additional Specialized Industry Disclosures -- Assets -- Loan Portfolio -- Non-performing loans".

                                                  Past due      Up to                      Over 5
                                                  loans(1)      1 year     1 to 5 years     years         Total
                                                  ---------   ----------   ------------   ----------    ----------
                                                                    (in thousands of euros)
Agriculture                                         22,683       270,070        78,608        55,049       426,410

Mining                                               3,535       107,301        55,633         8,050       174,519

Food, beverage and tobacco                          25,526       480,749        99,289        88,795       694,359

Textiles                                            59,548       730,196       176,322        81,048     1,047,114

Wood and cork                                       21,789       292,955        48,479        36,832       400,055

Printing and publishing                              7,784       176,964        61,983        41,879       288,610

Chemicals                                            5,212       641,224       269,539       190,966     1,106,941

Engineering                                         70,249       709,745       203,628       159,558     1,143,180

Electricity, water and gas                              28       163,160       248,595       163,874       575,657

Construction                                        51,727     2,628,559     1,086,165       267,243     4,033,694

Retail business                                     52,674     1,558,989       323,363       509,245     2,444,271

Wholesale business                                 102,419     2,165,006       276,822       321,495     2,865,742

Restaurants and hotels                               8,578       369,026        89,890       234,255       701,749

Transport and communications                         9,949       700,488       254,764       330,713     1,295,914

Services                                            55,049     5,605,429     1,964,859       774,629     8,399,966

Consumer credit                                    109,762     1,749,313     1,158,168       303,117     3,320,360

Mortgage                                            81,808       216,978       499,013     8,608,732     9,406,531

Other domestic activities                           21,423       946,430       171,190       277,487     1,416,530

Other international activities                      17,094     3,004,728       537,771       133,228     3,692,821
                                                  ---------   ----------   ------------   ----------    ----------
                                                   726,837    22,517,310     7,604,081    12,586,195    43,434,423
                                                  =========   ==========   ============   ==========    ==========

----------

(1) As used in this table past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank -- E. Additional Specialized Industry Disclosures -- Assets -- Loan Portfolio -- Non-performing loans".

      These loans are mainly represented by short-term discount of bills, current accounts, overdrafts and other loan facilities, which represent financing of corporate customers' treasury requirements. A significant proportion of these loans is repaid in cash at scheduled maturity dates. We may grant new loans prior or after the maturity date of existing loans in order to finance other financial requirements of our corporate customers, in compliance with the established limits of maximum exposure to any customer. The diversified base of corporate customers and different dates of extensions of credit and respective maturities considerably reduce our liquidity risks underlying the repayment of loans. Furthermore, as the loan portfolio strategy is a component of the asset-liability management, we do not anticipate that any decrease or increase in the proportion of loans paid at the agreed maturity date would have a material impact on our overall liquidity levels.

      A sector analysis shows that mortgage loans constituted the largest share of the total loan portfolio before provisions, with a weight of 21.7% (9,406,531 thousands of euros on December 31, 2001; 9,148,149 thousands of euros at year-end 2000; 5,863,135 thousands of euros at year-end 1999).

      Special importance is also given to the services sector -- which accounted for 19.3% of total loans before provisions, compared to 17.1% at the end of 2000 and to 14.1% at the end of 1999 -- and to commerce (retail and wholesale), which corresponded to 12.2% of the total loan portfolio before provisions at the end of 2001 (13.3% at the end of 2000 and 12.4% at the end of 1999).

      This structure of the loan portfolio before provisions reveals our efforts to concentrate on sectors of greater potential and lesser risk, without prejudice to the maintenance of a well-diversified loan portfolio. At the same time, we kept those sectors that traditionally have greater structural difficulties to a minimum.

      Loans due over one year but within 5 years and over 5 years as of December 31, 2001, distributed between fixed and floating rate, are analyzed by the main business sectors as follows:

                                                          1 to 5 years                       Over 5 years
                                                   ----------------------------        ----------------------------
                                                   Fixed rate     Floating rate        Fixed rate     Floating rate
                                                   ----------     -------------        ----------     -------------
                                                                    (in thousands of euros)
Agriculture                                               198           78,410                --           55,049

Mining                                                  1,020           54,613                --            8,050

Food, beverage and tobacco                              2,349           96,940                26           88,769

Textiles                                                   53          176,269                --           81,048

Wood and cork                                              98           48,381                --           36,832

Printing and publishing                                    34           61,949                --           41,879

Chemicals                                                 736          268,803                --          190,966

Engineering                                               402          203,226                --          159,558

Electricity, water and gas                              2,244          246,351                --          163,874

Construction                                            5,810        1,080,355             4,906          262,337

Retail business                                         4,914          318,449               533          508,712

Wholesale business                                      3,025          273,797               177          321,318

Restaurants and hotels                                  1,292           88,598               200          234,055

Transport and communications                           11,221          243,543               271          330,442

Services                                               22,782        1,942,077             8,320          766,309

Consumer credit                                       352,530          805,638            31,840          271,277

Mortgage                                              183,703          315,310            88,609        8,520,123

Other domestic activities                              45,387          125,803            33,715          243,772

Other international activities                         28,676          509,095                81          133,147
                                                      -------        ---------           -------       ----------
                                                      666,474        6,937,607           168,678       12,417,517
                                                      =======        =========           =======       ==========

      The following table shows our exposure to developing economies (according to the classification of the World Bank) on December 31, 2001:

                        On December 31, 2001
                    ------------------------------
Country                   Loan         Secured
                         Amount         Amount
                    -------------    -------------
                        (in thousands of euros)

China                   335,523          115,500

Mozambique              298,867           64,420

Brazil                  140,691           36,836

Belize                  113,762          113,762

South Africa             94,489               --

Argentina                36,010               --

Venezuela                25,500           25,424

Panama                   24,283            1,353

Thailand                 20,686           20,486

Angola                   16,730               --

South Korea              15,324           11,936

Chile                     8,185               --

Namibia                   7,837               --

Malaysia                  7,263            7,263

Mexico                    6,090               --

Cape Verde                3,938               --

Other                     2,058              362
                      ---------          -------
                      1,157,236          397,342
                      =========          =======

      At the end of December 2001 the loans to developing countries (according to the classification of the World Bank) amounted to 1,157,236 thousands of euros. About 34% of this amount (397,342 thousands of euros) was accounted as secured loans.

      Specific and General Provision for Loan Losses

      All principal payments on loans, which have become due and have not been paid for 30 days or more, must be placed on non-accrual status, with further interest thereon and other amounts being accounted for and included as income only when and as received. Bank of Portugal regulations applicable to Portuguese banks require that any payment of principal or interest on any loan which is 30 days or more overdue must be classified as past-due and must be provided for, at a minimum, as set forth in the following table:

           Specific Provision

           Period Overdue               Class     Unsecured          Secured (1)

                                             (as a % of overdue payments)

           0 - 3 months                   I          0% (2)              0% (2)

           3 - 6 months                   II        25%                 10%

           6 - 12 months                  III       50%                 25%

           12 - 36 months                 IV       100%                 50%

           More than 36 months (3)        V        100%                100%

      (1) For Bank of Portugal purposes, secured loans are all credits either collaterized or personally guaranteed.

      (2)   1% since June 30, 1995.

      (3) After June 30, 1995, in the case of a loan secured by a building or an apartment/flat, the 100% provision is applicable only if the period overdue exceeds 4 years, unless the debtor lives in such building or apartment/flat, in which case the overdue period is extended to 5 years.

      In November 6, 2000, the period overdue from which a 100% provision is required was cut from 36 to 18 months in the case of claims that only have a personal guarantee, according to regulation 7/2000 of the Bank of Portugal.

      Regulation 3/95 of the Bank of Portugal adopted on June 30, 1995 ("Aviso 3/95", hereinafter referred to as "Regulation 3/95") provides that, after such date, when the total amount of principal and interest overdue on a past-due loan is greater than 25% of the total outstanding balance of any such loan, the amount of the provision determined in the table above is to be increased by an additional provision determined by applying one-half of the average of the provision percentages applicable to the overdue payments on such loan to the amount of the then non-overdue outstanding balance of such loan. As used in this section overdue loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank -- E. Additional Specialized Industry Disclosures -- Assets -- Loan Portfolio -- Non-performing loans".

      Regulation 3/95 applies also to all loans of any customer, whether or not performing, if the overdue amounts of any such loan or loans exceed 25% of the total outstanding amount of such loan or loans. In addition, Regulation 3/95 provides that when there is more than one overdue installment on a single loan, the percentage provision applicable to all overdue payments on such loan is the percentage applicable to the oldest overdue installment.

      In the case of restructured loans, unless additional securities or guarantees are obtained at the time such loan is restructured to cover the repayment of such restructured loan, or unless all overdue interest and expenses are paid in full, the percentage provision required to be made with respect to overdue payments on such loan in accordance with the table above relates to the date on which any payment of such loan first became overdue.

      Furthermore, Regulation 3/95 also requires that, if management, for reasons relating to the financial condition of the borrower, has a reasonable doubt that a loan will be collected, such loan must be classified as non-accrual, even if the loan is not due, and must be provided for in accordance with the underlying risk. Stand-by letters of credit, guarantees and other similar commitments must be considered as doubtful if payment by the Bank is likely and recovery is uncertain.

      In addition to the foregoing specific provisions, the Bank of Portugal requires the establishment of a general provision for loan losses. Before June 30, 1995, this general provision was fixed in an amount not less than 2% of total credit (including guarantees) net of non-performing loans. After June 30, 1995, by reason of Regulation 3/95, the general provision for loan losses has been reduced to an amount of 1% of total credit (including guarantees) net of non-performing loans, except for consumer credit, which the established amount is 1.5%, since the new Regulation 2/99 of the Bank of Portugal ("Aviso 2/99, hereinafter referred to as "Regulation 2/99") started to take effect.

      Because the foregoing reduction in the general provision requirement from 2% to 1% would apply on a prospective basis, the existing 2% general provision could not be reduced with respect to loans outstanding on June 30, 1995, but could be used to absorb additional specific provisions that might be required by reason of the implementation of Regulation 3/95.

      Besides strictly complying with regulatory provisions, the Bank has and will continue to apply its own criteria for provisioning based upon an economic analysis, which historically has been more conservative than Bank of Portugal rules.

      We charged provisions for loan losses (in respect of customers and credit institutions) amounting to 308,701 thousands of euros in 2001, compared to 307,599 thousands of euros in 2000 and to 210,420 thousands of euros in 1999. Credit had increased from 41,496,849 thousands of euros to 43,434,423 thousands of euros between 2000 and 2001 (at the end of 1999 loans to customers before provisions amounted to 23,942,384 thousands). Past due loans totaled 726,837 thousands of euros at the end of 2001 and 558,992 at the end of 2000 (272,153 thousands of euros on December 31, 1999). As used in this section past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank -- E. Additional Specialized Industry Disclosures -- Assets -- Loan Portfolio -- Non-performing loans".

      General provisions fell from 474,985 thousands of euros in 2000 to 455,109 thousands of euros in 2001. This was caused by the slowdown in loans and advances, influenced by the securitization operations and by the efforts aimed at reducing some major exposures caused by the acquisitions during 2000.

      Specific provisions, in turn, rose from 424,923 thousands of euros in 2000 to 537,413 thousands of euros in 2001, the efforts directed at keeping an adequate provisioning of credit risks being noteworthy.

      The following table shows the analysis of our specific provisions for credit risk relating to loans to customers on December 31, 2001:

                                                                           Classes of overdue debt(1)
                                                  -------------------------------------------------------------------------------
                                                      I            II            III           IV            V           Total
                                                  --------      --------      --------      --------      --------      ---------
                                                                           (in thousands of euros)
Guaranteed overdue loans                            46,902        29,873        86,112       215,254        75,778       453,919

Specific provision                                   3,085         6,469        22,601       153,947        44,943       231,045

Unsecured overdue loans                             53,046        37,413       108,433        53,040        20,986       272,918

Specific provision                                   7,570        10,980        64,103        53,040        20,986       156,679

Total overdue loans                                 99,948        67,286       194,545       268,294        96,764       726,837

Total specific provision
     for overdue loans                              10,655        17,449        86,704       206,987        65,929       387,724

Total specific provision
     for loans associated with overdue loans                                                                              69,436

Total specific provision
     for restructured loans                                                                                               41,158

Total specific provision
     for country risk                                                                                                     39,095

Total specific provision for loan losses                                                                                 537,413

----------

(1) As used in this table past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank -- E. Additional Specialized Industry Disclosures -- Assets -- Loan Portfolio -- Non-performing loans".

      The following table shows an analysis of the our specific and general provisions for loan losses (related to loans to customers) for each of the last five years:

                                                                          On December 31,
                                               --------------------------------------------------------------------
                                                   2001          2000          1999          1998           1997
                                               -----------   -----------   -----------   -----------    -----------
                                                                      (in thousands of euros)
Balance on January 1

     Specific provision                            424,923       206,553       223,985       258,338        283,876

     General provision                             474,985       235,254       205,211       124,833        113,407
                                               -----------   -----------   -----------   -----------    -----------
                                                   899,908       441,807       429,196       383,171        397,283
                                               -----------   -----------   -----------   -----------    -----------

Transfers resulting from acquisitions

     Specific provision                                 --       193,697            --            --             --

     General provision                                  --       154,449          (304)           --         (1,960)
                                               -----------   -----------   -----------   -----------    -----------
                                                        --       348,146          (304)           --         (1,960)
                                               -----------   -----------   -----------   -----------    -----------

Charge against "goodwill" for the
  acquisitions of 2000

     Specific provision                                 --        83,426            --            --             --

     General provision                                  --            --            --            --             --
                                               -----------   -----------   -----------   -----------    -----------
                                                        --        83,426            --            --             --
                                               -----------   -----------   -----------   -----------    -----------

Charge for the year

     Specific provision                            318,572       193,968       169,026        94,796        111,846

     General provision                             (19,116)       85,991        29,689        83,080         14,854
                                               -----------   -----------   -----------   -----------    -----------
                                                   299,456       279,959       198,715       177,876        126,700
                                               -----------   -----------   -----------   -----------    -----------

Loans charged off

     Specific provision                           (204,752)     (252,464)     (190,361)     (128,436)      (140,082)

     General provision                                (260)       (1,031)         (589)       (1,958)        (3,146)
                                               -----------   -----------   -----------   -----------    -----------
                                                  (205,012)     (253,495)     (190,950)     (130,394)      (143,228)
                                               -----------   -----------   -----------   -----------    -----------

Exchange rate differences

     Specific provision                             (1,330)         (257)        3,903          (712)         2,697

     General provision                                (500)          322         1,247          (745)         1,679
                                               -----------   -----------   -----------   -----------    -----------
                                                    (1,830)           65         5,150        (1,457)         4,376
                                               -----------   -----------   -----------   -----------    -----------

Balance on December 31

     Specific provision                            537,413       424,923       206,553       223,985        258,337

     General provision                             455,109       474,985       235,254       205,211        124,834
                                               -----------   -----------   -----------   -----------    -----------
                                                   992,522       899,908       441,807       429,196        383,171
                                               ===========   ===========   ===========   ===========    ===========

      We carry out the credit charge-off for credits which are fully provided in accordance with Bank of Portugal rules, even though these credits may not be totally irrecoverable on an economic basis. The amount of credits recovered, but which had been previously written-off, is credited to income in the year in which the recovery is made.

      The specific provision for credit risk is analyzed as follows:

                                                                             On December 31,
                                                   --------------------------------------------------------------------
                                                      2001          2000          1999          1998          1997
                                                   -----------   -----------   -----------   -----------    -----------
                                                                         (in thousands of euros)
Specific provision for past due loans,
     related non past due loans and country risk

     Balance on January 1                              394,825       182,018       161,419       188,939       232,205

     Transfers resulting from acquisitions                  --       193,450            --            --           234

     Charge against "goodwill" for the
          acquisitions of 2000                              --        83,426            --            --            --

     Charge for the year                               307,512       188,652       168,068       101,636        93,883

     Loans charged-off                                (204,752)     (252,464)     (151,372)     (128,436)     (140,081)

     Exchange rate differences                          (1,330)         (257)        3,903          (720)        2,698
                                                   -----------   -----------   -----------   -----------    ----------
     Balance on December 31                            496,255       394,825       182,018       161,419       188,939
                                                   -----------   -----------   -----------   -----------    ----------

Specific provision for restructured loans

     Balance on January 1                               30,098        24,535        62,566        69,398        51,671

     Transfers resulting from acquisitions                  --           247            --            --          (236)

     Charge for the year                                11,060         5,316           958        (6,840)       17,963

     Loans charged-off                                      --            --       (38,989)           --            --

     Exchange rate differences                              --            --            --             8            --
                                                   -----------   -----------   -----------   -----------    ----------
     Balance on December 31                             41,158        30,098        24,535        62,566        69,398
                                                   -----------   -----------   -----------   -----------    ----------

Total provision for non performing loans               537,413       424,923       206,553       223,985       258,337
                                                   ===========   ===========   ===========   ===========    ==========

      The general provision related to guarantees is recorded as a liability. The analysis of our provision related to guarantees is shown as follows:

                                                                             On December 31,
                                                   --------------------------------------------------------------------
                                                      2001          2000          1999          1998            1997
                                                   -----------   -----------   -----------   -----------    -----------
                                                                         (in thousands of euros)
Balance on January 1                                    65,895        42,106        28,687        21,643        20,391

Transfers resulting from acquisitions                       --        17,448          (459)           --            --

Charge for the year                                      4,696         6,261        13,696         9,750         1,112

Loans charged-off                                           --           (10)           --        (2,609)           --

Exchange rate differences                                   24            90           182           (97)          140
                                                   -----------   -----------   -----------   -----------    ----------
Balance on December 31                                  70,615        65,895        42,106        28,687        21,643
                                                   ===========   ===========   ===========   ===========    ==========

      The following table shows our provisions for loan losses by sector and by type of loans as on December 31, 2001:

                                                                                                      %           % of Loans in
                                                    Specific         General           Total         of Total      Each Sector to
                                                    Provision       Provision        Provision       Provision      Total Loans
                                                 --------------------------------------------------------------------------------
                                                                   (in thousands of euros, except percentages)
Agriculture                                           16,483            4,302          20,785            2.1%             1.0%

Mining                                                 2,535            1,822           4,357            0.4%             0.4%

Food, beverage and tobacco                            23,958            7,127          31,085            3.1%             1.6%

Textiles                                              44,141           10,524          54,665            5.5%             2.4%

Wood and cork                                         17,913            4,031          21,944            2.2%             0.9%

Printing and publishing                                5,493            2,993           8,486            0.9%             0.7%

Chemicals                                              5,458           11,740          17,198            1.7%             2.5%

Engineering                                           48,933           11,434          60,367            6.1%             2.6%

Electricity, water and gas                               582            6,134           6,716            0.7%             1.3%

Construction                                          31,988           42,433          74,421            7.5%             9.3%

Retail business                                       31,346           25,486          56,832            5.7%             5.6%

Wholesale business                                    49,252           29,447          78,699            7.9%             6.6%

Restaurants and hotels                                 5,600            7,387          12,987            1.3%             1.6%

Transport and communications                           7,250           13,704          20,954            2.1%             3.0%

Services                                              91,759           88,927         180,686           18.2%            19.3%

Consumer credit                                       68,742           34,213         102,955           10.4%             7.6%

Mortgage                                              45,704           99,368         145,072           14.7%            21.8%

Other domestic activities                             22,693           14,867          37,560            3.8%             3.3%

Other international activities                        17,583           39,170          56,753            5.7%             8.5%
                                                     -------          -------         -------          -----            -----
                                                     537,413          455,109         992,522          100.0%           100.0%
                                                     =======          =======         =======          =====            =====

Portuguese public sector                                  --            3,296           3,296            0.3%             0.7%

Asset-backed loans                                   149,202          176,235         325,437           32.8%            38.6%

Personal guaranteed loans                            151,893          132,011         283,904           28.6%            29.0%

Unsecured loans                                      139,970           60,101         200,071           20.2%            13.4%

Foreign loans                                         74,399           50,204         124,603           12.5%            11.1%

Credit resulting from factoring operations             1,987            8,468          10,455            1.1%             1.8%

Finance leases                                        19,962           24,794          44,756            4.5%             5.4%
                                                     -------          -------         -------          -----            -----
                                                     537,413          455,109         992,522          100.0%           100.0%
                                                     =======          =======         =======          =====            =====

      The specific provision by type of loans is analyzed as follows:

                                                                         On December 31,
                                                   ---------------------------------------------------------------
                                                    2001          2000           1999          1998         1997
                                                   -------       -------        ------        ------       -------
                                                                    (in thousands of euros)
Portuguese public sector                                --         7,096            --            --            --

Asset-backed loans                                 149,202       128,065        59,360        72,326        87,624

Personal guaranteed loans                          151,893       120,932        44,726        76,171       105,705
                                                   -------       -------        ------        ------       -------
Unsecured loans                                    139,970       139,626        85,579        62,031        42,572

Foreign loans                                       74,399        13,065         9,103         4,150         8,220

Credit resulting from factoring operations           1,987         2,014           658           663           125

Finance leases                                      19,962        14,125         7,127         8,644        14,091
                                                   -------       -------        ------        ------       -------
                                                   537,413       424,923       206,553       223,985       258,337
                                                   =======       =======        ======        ======       =======

           The general provision by type of loans is analyzed as follows:

                                                                         On December 31,
                                                   ---------------------------------------------------------------
                                                    2001          2000           1999          1998         1997
                                                   -------       -------        ------        ------       -------
                                                                    (in thousands of euros)
Portuguese public sector                             3,296         2,579           674         1,027           748

Asset-backed loans                                 176,235       137,105        90,527        76,541        45,495

Personal guaranteed loans                          132,011       143,399        54,080        46,997        26,172

Unsecured loans                                     60,101       103,664        46,343        41,864        26,451

Foreign loans                                       50,204        55,721        24,745        20,521        13,632

Credit resulting from factoring operations           8,468         5,984         3,711         4,923         3,467

Finance leases                                      24,794        26,533        15,174        13,338         8,869
                                                   -------       -------        ------        ------       -------
                                                   455,109       474,985       235,254       205,211       124,834
                                                   =======       =======        ======        ======       =======

      The following table provides an analysis of the loans charged-off during the year by sector:

                                                                         On December 31,
                                                   ------------------------------------------------------- -------
                                                    2001          2000          1999          1998          1997
                                                   -------       -------       -------       -------       -------
                                                                    (in thousands of euros)
Agriculture                                          4,985         2,177         2,572         2,314         3,736

Mining                                               2,066         2,630           670           494           773

Food, beverage and tobacco                           4,360         4,474        13,688         1,955         3,931

Textiles                                            33,802        28,358         7,519         7,185         9,786

Wood and cork                                        7,358        12,484         4,906         1,570         5,182

Printing and publishing                              3,604         3,164           676         2,125         2,534

Chemicals                                              831         1,688         2,759         1,380         1,606

Engineering                                          9,058         7,937         8,273        13,231         9,597

Electricity, water and gas                              --             3            --            11           798

Construction                                        15,642        17,028        53,151        12,096        15,707

Retail business                                     16,550        18,216         7,572         9,247        10,235

Wholesale business                                  31,524        44,263        16,463        22,913        35,534

Restaurants and hotels                               3,899         4,964         1,944         1,726         2,309

Transport and communications                         4,231         3,804         2,208         4,954         4,639

Services                                            12,060        20,356        17,573         8,587        11,288

Consumer credit                                     39,910        64,915        47,456        30,245        20,740

Mortgage                                               992         1,949         2,787         8,444         1,182

Other domestic activities                            9,507        11,669           733         1,772         3,237

Other international activities                       4,633         3,416            --           145           414
                                                   -------       -------       -------       -------       -------
                                                   205,012       253,495       190,950       130,394       143,228
                                                   =======       =======       =======       =======       =======

      Total loans charged-off amounted to 205,012 thousands of euros at the end of 2001, compared to 253,495 thousands of euros at the end of 2000 and to 190,950 thousands of euros on December 31, 1999.

      Charge-offs by type of loans are as follows:

                                                                         On December 31,
                                                   ---------------------------------------------------------------
                                                    2001          2000          1999          1998          1997
                                                   -------       -------       -------       -------       -------
                                                                     (in thousands of euros)
Portuguese public sector                                --            --            --            --            --

Asset-backed loans                                   9,753        26,753        40,790        38,906        13,060

Personal guaranteed loans                           18,930        64,010        51,322        46,237        62,287

Unsecured loans                                    165,813       150,616        77,184        35,636        53,854

Foreign loans                                        4,373         3,595         8,907         3,390            76

Credit resulting from factoring operations             170             6         7,744           207           546

Finance leases                                       5,973         8,515         5,003         6,018        13,405
                                                   -------       -------       -------       -------       -------
                                                   205,012       253,495       190,950       130,394       143,228
                                                   =======       =======       =======       =======       =======

Non-performing Loans

In accordance with the requirements of the Bank of Portugal, past due loans include only that portion of principal or interest on loans which has become due and has not been paid within 30 days. Such past due loan amounts are accounted for on a non-accrual basis, with interest thereon and other amounts due thereon accounted for as and when received.

      The evolution of past due loans in accordance with Bank of Portugal requirements over the last five years is as follows:

                                                                         On December 31,
                                                   ---------------------------------------------------------------
                                                    2001          2000          1999          1998          1997
                                                   -------       -------       -------       -------       -------
                                                                     (in thousands of euros)
Past due loans(1):

     Less than 90 days overdue

         Domestic                                   77,890       105,101        32,397        23,648        35,574

         International                              22,058           366           570         3,147           938
                                                   -------       -------       -------       -------       -------
                                                    99,948       105,467        32,967        26,795        36,512
                                                   -------       -------       -------       -------       -------
     More than 90 days overdue

         Domestic                                  549,002       415,873       216,039       255,385       305,713

         International                              77,887        37,582        23,147        14,320         6,455
                                                   -------       -------       -------       -------       -------
                                                   626,889       453,455       239,186       269,705       312,168
                                                   -------       -------       -------       -------       -------
                                                   726,837       558,922       272,153       296,500       348,680
                                                   =======       =======       =======       =======       =======

----------
(1) As used in this table past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank -- E. Additional Specialized Industry Disclosures -- Assets -- Loan Portfolio -- Non-performing loans".

      At the end of 2001 past due loans amounted to 726,837 thousands of euros (558,922 thousands of euros at the end of 2000 and 272,153 thousands of euros at the end of 1999). This implied a ratio of past due loans to total loans before provisions of 1.7% (1.3% on December 31, 2000 and 1.1% on December 31, 1999). As used in this section past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank -- E. Additional Specialized Industry Disclosures -- Assets -- Loan Portfolio -- Non-performing loans".

      The evolution of this ratio reflects the consolidation of the new companies acquired during 2000 and the present context of slowing economy.

      Interest income in respect of non-performing loans, which would have been received in 2001 if the loans had been current under original terms, amounted to 57,193 thousands of euros (45,854 thousands of euros in 2000 and 21,074 thousands of euros in 1999). Interest on non-performing loans, which was included in net income, increased from 21,304 thousands of euros at the end of 2000 to 27,070 thousands of euros at the end of 2001 (and stood at 11,851 thousands of euros on December 31, 1999).

      Our policies require account managers to monitor non-accruing and non-performing loans on a regular basis. In addition, it is their responsibility to contact clients regularly for collection purposes (at least on a monthly basis), even when such loans have been referred to the legal department or to the credit-risk management unit for collection.

      The Bank of Portugal requirements as described above do not include as non-accrual loans the remaining principal balance of non-performing loans not yet due and the restructured loans, as would be required under the classification of non-accrual loans by the Securities and Exchange

      Commission. However, the Group has estimated, as set forth below, the principal amount of loans which would have been so reported had the Commission's classification been employed.

                                                                                   On December 31,
                                                               ---------------------------------------------------------
                                                                 2001         2000        1999        1998        1997
                                                               ---------   ---------     -------     -------     -------
                                                                              (in thousands of euros)
Non-accrual loans more than 90 days overdue(1)                   626,889     453,455     239,186     269,705     312,168
Restructured loans                                               311,575     340,402     202,484     237,289     243,932
Remaining principal on loans contractually past due 90
    days or more(2)                                              274,166     286,964      88,175      65,170      74,765
                                                               ---------   ---------     -------     -------     -------
Total non-performing loans past due more than 90 days          1,212,630   1,080,821     529,845     572,164     630,865
                                                               =========   =========     =======     =======     =======

Total non-performing loans past due more than 90 days as a
    percentage of total loans                                      2.79%       2.60%       2.21%       3.11%       4.62%
Total provisions as a percentage of non-performing loans
    past due more than 90 days                                    81.85%      83.26%      83.38%      75.01%      60.74%

----------
(1) As used in this table past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank -- E. Additional Specialized Industry Disclosures -- Assets -- Loan Portfolio -- Non-performing loans".

(2)   Excludes mortgage loans fully collaterized by real-estate.

      The amount of remaining principal related to mortgage loans more than 90 days overdue fully collaterized by real estate on December 31, 2001, amounted to 459,501 thousands of euros (299,174 thousands of euros at year-end 2000 and 181,947 thousands of euros at year-end 1999).

      While the classification of non-performing loans for purposes of establishing the Bank's specific provisions must conform to Bank of Portugal's requirements, our policy based on an economic review of the exposure regarding provisions, has historically exceeded the minimum Bank of Portugal requirements. Periodic examination of the loan portfolio may indicate to management that customer loans should be provided for to a degree more appropriate under the circumstances.

      The following table reflects the remaining principal on past due loans more than 90 days overdue, by main business sectors. As used in this table past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank -- E. Additional Specialized Industry Disclosures -- Assets -- Loan Portfolio -- Non-performing loans".

                                                                         On December 31,
                                                   ---------------------------------------------------------------
                                                    2001          2000           1999          1998          1997
                                                   -------       -------        ------        ------        ------
                                                                    (in thousands of euros)
Agriculture                                          7,264         2,338           282         3,090         1,272

Mining                                               3,268         2,310           166           114         1,287

Food, beverage and tobacco                          15,002         3,845         4,919        11,194         2,649

Textiles                                            28,149        24,294        15,647         6,495         4,389

Wood and cork                                        8,051        11,216         3,656         4,165           219

Printing and publishing                              2,467         3,849         1,601           331         1,082

Chemicals                                            8,946         5,173            52           393           698

Engineering                                         17,303        11,718         5,909         4,929         3,846

Electricity, water and gas                              --             3            --            90            --

Construction                                        28,107        28,682         9,210         6,671        12,834

Retail business                                     17,081        28,683         7,472         4,312         4,754

Wholesale business                                  40,491        21,713         6,612         5,778         6,425

Restaurants and hotels                               7,376         8,999         1,369         1,136         1,127

Transport and communications                         9,400         6,967         1,798         2,191         8,455

Services                                            33,444        48,251         7,621         4,176        10,854

Consumer credit                                     36,655        53,221        17,880         7,412         7,791

Mortgage                                             2,622            --            41            --            --

Other domestic activities                            8,540        25,702         3,832         2,693         7,083

Other international activities                          --            --           108            --            --
                                                   -------       -------        ------        ------        ------
                                                   274,166       286,964        88,175        65,170        74,765
                                                   =======       =======        ======        ======        ======

      The following table shows the remaining principal on past due loans more than 90 days overdue, by type of loan. As used in this table past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank -- E. Additional Specialized Industry Disclosures -- Assets-- Loan Portfolio -- Non-performing loans".

                                                                           On December 31,
                                                   ---------------------------------------------------------------
                                                    2001          2000           1999          1998          1997
                                                   -------       -------        ------        ------        ------
                                                                    (in thousands of euros)
Portuguese public sector                                --            --            --            --            --
Asset-backed loans                                  79,115        76,723        14,942        10,523        10,629
Personal guaranteed loans                           88,035        41,174        14,165        16,746         7,462
Unsecured loans                                     55,600        85,446        36,210        22,792        28,367
Foreign loans                                           --           293         2,596            --         7,038
Credit resulting from factoring operations           9,131        13,370            --            --            --
Finance leases                                      42,285        69,958        20,262        15,109        21,269
                                                   -------       -------        ------        ------        ------
                                                   274,166       286,964        88,175        65,170        74,765
                                                   =======       =======        ======        ======        ======

      The following table sets out information relating to recoveries of loans and interests charged-off by main business sectors over the last five years:

                                                                            On December 31,
                                                   ---------------------------------------------------------------
                                                    2001          2000           1999          1998          1997
                                                   -------       -------        ------        ------        ------
                                                                    (in thousands of euros)
Agriculture                                          1,021         1,025           842           963           235

Mining                                                 248           116           104           333           225

Food, beverage and tobacco                           1,141         4,242         3,521           905         1,328

Textiles                                             5,200         6,889         2,940         1,870         4,837

Wood and cork                                          907         1,119         2,706         4,825           687

Printing and publishing                                729         2,197         1,933           178           390

Chemicals                                              696         2,801           493           576           723

Engineering                                          8,103         3,976         2,833         1,163         1,764

Electricity, water and gas                              --            --            10             3            --

Construction                                        11,630         6,784         5,120         6,865         4,590

Retail business                                      5,981         3,256         1,654         1,072         1,390

Wholesale business                                  13,628         9,675         5,443        10,105         4,868

Restaurants and hotels                                 800         2,524         1,014           699         1,375

Transport and communications                           838         1,826           607         2,153           575

Services                                             6,930         4,760         2,532           897         5,452

Consumer credit                                     18,834        12,159         5,460         3,935         3,483

Mortgage                                                13           776           393           895            --

Other domestic activities                            1,706         4,096         1,067           889         1,359

Other international activities                       1,208            47            --            81           328
                                                   -------       -------        ------        ------        ------
                                                    79,613        68,268        38,672        38,407        33,609
                                                   =======       =======        ======        ======        ======

      The following table shows recoveries of loans and interests charged-off by type of loans over the last five years:

                                                                         On December 31,
                                                   -----------------------------------------------------------------
                                                    2001          2000           1999          1998          1997
                                                   -------       -------        ------        ------        ------
                                                                    (in thousands of euros)
Portuguese public sector                                --           103            --            --            --
Asset-backed loans                                   7,605        13,110         4,500        10,089         6,596
Personal guaranteed loans                           11,279        12,623        10,730        14,022         8,924
Unsecured loans                                     53,536        37,700        16,838         8,133         9,540
Foreign loans                                        1,208            47            44         1,915         2,826
Credit resulting from factoring operations              74           164           435            10           220
Finance leases                                       5,911         4,521         6,125         4,238         5,503
                                                   -------       -------        ------        ------        ------
                                                    79,613        68,268        38,672        38,407        33,609
                                                   =======       =======        ======        ======        ======

      Restructured loans

      The following tables present information relating to impairment of loans as required by FASB 114 with an analysis of such loans by the main business sectors and by category.

      The following table presents information relating to restructured loans by the main business sectors, over the last five years:

                                                                           On December 31,
                                                   ---------------------------------------------------------------
                                                    2001          2000          1999          1998          1997
                                                   -------       -------       -------       -------       -------
                                                                    (in thousands of euros)
Agriculture                                          4,192         8,117         6,978         3,629         7,811

Mining                                               4,065         7,343         5,574           868           491

Food, beverage and tobacco                          14,936        26,273        34,064        32,399        37,603

Textiles                                            60,574        62,251        48,129        43,253        50,929

Wood and cork                                       45,574        25,682         8,825         4,719         6,197

Printing and publishing                              4,882        17,922         3,083         2,235         3,074

Chemicals                                            4,855         9,246         3,482         3,289         8,223

Engineering                                         32,564        32,237        18,911        22,445        17,290

Electricity, water and gas                              --         5,537            --            --            --

Construction                                        30,506        12,352        11,688        47,553        53,813

Retail business                                     15,902        10,926         8,151        13,077         4,472

Wholesale business                                  30,263        17,228        10,155        12,072        21,310

Restaurants and hotels                               6,070         6,292         1,354         7,333         8,160

Transport and communications                         1,034         2,067            93           915         2,161

Services                                            29,134        36,277        17,714        22,947        17,779

Consumer credit                                     12,136        30,809         9,430         5,514         3,092

Other domestic activities                           14,888        26,430        14,853        15,041         1,528

Other international activities                          --         3,413            --            --            --
                                                   -------       -------       -------       -------       -------
                                                   311,575       340,402       202,484       237,289       243,933
                                                   =======       =======       =======       =======       =======

The following table shows information relating to provisions for restructured loans by main business sectors, over the last five years:

                                                                         On December 31,
                                                    --------------------------------------------------------------
                                                     2001          2000          1999          1998          1997
                                                    ------        ------        ------        ------        ------
                                                                    (in thousands of euros)
Agriculture                                             88           155            --         1,281         1,491

Mining                                               1,020           906           824            24            --

Food, beverage and tobacco                             456           207           495        14,545        16,006

Textiles                                             8,134        12,658         8,945        10,438        14,600

Wood and cork                                        2,605         4,191           676         2,576         2,709

Printing and publishing                                639         1,661         1,337           982         1,382

Chemicals                                            1,344            --            12             9           514

Engineering                                         11,966         4,842         2,102         1,202         1,726

Construction                                         1,851         1,922         2,504        27,055        21,972

Retail business                                        309           130           521           219           224

Wholesale business                                   2,081           911           966           301         2,414

Restaurants and hotels                                  64           149            --            --           100

Transport and communications                           282           271            --           231         1,312

Services                                             1,253            38         4,910         3,688         4,280

Consumer credit                                      1,233         1,600         1,233            --           339

Other domestic activities                            7,833           457            10            15           329
                                                    ------        ------        ------        ------        ------
                                                    41,158        30,098        24,535        62,566        69,398
                                                    ======        ======        ======        ======        ======

      All restructured loans have been formally negotiated with the borrowers, in terms of reinforcing collateral, deferring the maturity dates and adjusting interest rates.

      The following table presents information relating to restructured loans by category, for the last five years:

                                                                          On December 31,
                                                   ---------------------------------------------------------------
                                                    2001          2000          1999          1998          1997
                                                   -------       -------       -------       -------       -------
                                                                    (in thousands of euros)
Portuguese public sector                                --            --        12,929            --            --

Asset-backed loans                                 122,354        65,918        60,381       128,331        69,228

Personal guaranteed loans                          125,411       105,853        52,630        79,738       125,383

Unsecured loans                                     60,334       167,355        75,394        28,462        47,446

Foreign loans                                        2,754            --            --            --            --

Credit resulting from factoring operations              --            --           186           429            --

Finance leases                                         722         1,276           964           329         1,876
                                                   -------       -------       -------       -------       -------
                                                   311,575       340,402       202,484       237,289       243,933
                                                   =======       =======       =======       =======       =======

      The following table sets forth information relating to provisions for restructured loans by category, for the last five years:

                                                                           On December 31,
                                                   ---------------------------------------------------------------
                                                    2001          2000          1999          1998          1997
                                                   -------       -------       -------       -------       -------
                                                                    (in thousands of euros)
Asset-backed loans                                   7,180         7,469        12,330        14,967         7,333

Personal guaranteed loans                           21,404         4,719         6,235        28,945        43,470

Unsecured loans                                     11,852        17,039         4,993        18,325        17,403

Credit resulting from factoring operations             722           871            13            --            --

Finance leases                                          --            --           964           329         1,192
                                                   -------       -------       -------       -------       -------
                                                    41,158        30,098        24,535        62,566        69,398
                                                   =======       =======       =======       =======       =======

      Our interest income relating to restructured loans for the year ending December 31, 2001 amounted to 7,981 thousands of euros (9,747 thousands of euros in 2000 and 5,187 thousands of euros in 1999).

Liabilities

The following table analyzes the level of total customers' funds, comprised of amounts due to customers, certificates of deposit (which are accounted for under debt securities -- see note 12 of Notes to Consolidated Financial Statements), securities, assets under management and capitalization insurance (both entered as off-balance sheet items), for the years indicated:

                                                                             On December 31,
                                                                  --------------------------------------
                                                                     2001          2000          1999
                                                                  ----------    ----------    ----------
Number of branch locations                                             1,144         1,456           924

Number of accounts                                                 4,326,580     4,096,326     2,618,875

Total customers' funds (thousands of euros)

     Due to customers                                             29,441,050    28,920,221    15,538,052

     Certificates of deposit                                           9,801         8,809           711

     Securities                                                    4,282,123     3,101,219       808,262

     Assets under management                                       9,600,657    19,862,093    14,115,407

     Capitalization insurance                                      5,734,536     4,750,123     2,920,881
                                                                  ----------    ----------    ----------
                                                                  49,068,167    56,642,465    33,383,313
                                                                  ==========    ==========    ==========

Customers' funds per account (thousands of euros)                      11.34         13.83         12.75

Customers' funds per branch (thousands of euros)                      42,892        38,903        36,129

Our strategy towards attracting funds has been based on enlarging and diversifying customers' funds, both through expansion of our branch network and through the provision of specific and innovative products specifically designed for each market segment. We have adopted rigorous criteria for the maintenance of customers' accounts in terms of target returns and minimum average balances, concentrating on profitability.

During 2001 deposits with the Portuguese banking system continued to slow, consistent with the economic situation and with interest rates. This led to increased recourse to the issue of securities and subordinated debt as a means of financing the banks' activities.

Our total customers' funds amounted to 49,068,167 thousands of euros at the end of 2001, compared to 56,642,465 thousands of euros at the end of 2000 and to 33,383,313 thousands of euros at the end of 1999. The decrease from the end of 2000 to December 31, 2001 was attributable to the transfer of assets under management to F&C at the beginning of 2001, following the strengthening of our partnership with Eureko. After adjusting for this impact, total customers' funds would have increased 3.1% to 49,068,167 thousands of euros at the end of 2001 from 47,609,987 thousands of euros on December 31, 2000 (26,080,181 thousands of euros at year-end 1999), notwithstanding the increase of our share capital and the provision of third-party savings products by BCP, that had a decreasing impact in total customers' funds. The increase of total customers' funds from December 31, 1999 to the end of 2000 was influenced by the acquisitions of banking subsidiaries that occurred during 2000.

Amounts due to customers and certificates of deposit performed well, despite the climate of very low interest rates. This aggregate rose 1.8% to 29,450,851 thousands of euros on December 31, 2001 from 28,929,030 thousands of euros as on December 31, 2000 (15,538,763 thousands of euros at the end of 1999) driven by the effectiveness of the commercial networks in placing savings products and by the growth in salary-payment accounts, reflecting increased customer loyalty. Certificates of deposit differ from time deposits since they are registered securities and, as such, can be freely traded or transmitted by endorsement.

The effects of the poor performance of the equity markets meant that those investment funds with a greater percentage of investment in equities became less attractive, which, together with the impact of the amounts transferred to F&C in January 2001 following the strengthening of our partnership with Eureko, led assets under management to decrease to 9,600,657 thousands of euros at the end of 2001 from 10,829,615 thousands of euros at year-end 2000 (6,812,273 thousands of euros at the end of 1999). Excluding the business transferred to F&C, assets under management fell by 11.3% to 9,600,657 thousands of euros at the end of 2001 from 10,829,615 at the end of 2000 (6,812,273 thousands of euros at the end of 1999).

Our focus on bond loans directed at the retail segment and on structured products caused a growth of securities, up 38.1% to 4,282,123 thousands of euros at the end of 2001 from 3,101,219 thousands of euros at the end of 2000 (808,262 thousands of euros at year-end 1999). As far as capitalization insurance is concerned, the effectiveness of our distribution networks in placing unit-linked products led to a 20.7% increase to 5,734,536 thousands of euros on December 31, 2001 from 4,750,123 thousands of euros on December 31, 2000 (2,920,881 thousands of euros at the end of 1999).

The most important component of our deposits has been domestic, both for time and demand deposits. The share of deposits from non-residents results from the international activities of our offshore branches. On December 31, 2001, offshore deposits represented 1.6% of total customers' funds, compared to 2.0% at the end of 2000 (4.5% on December 31, 1999).

On December 31, 2001, the maturities of customers' funds accounted for on the balance sheet were as follows:

                                                                                                 Securities and
                                                                                                  other assets
                                                                Repayable on     With agreed        under rep.      Certificates of
                                                  Total            demand       maturity date       agreement           deposit
                                              ------------      ------------    -------------    --------------     ---------------
                                                                         (in thousands of euros)
Up to 3 months                                  24,184,611       12,713,301       10,829,298           638,346            3,666

3 to 6 months                                    3,262,920               --        3,155,341           103,857            3,722

6 to 12 months                                   1,701,233               --        1,698,790               905            1,538

More than 12 months                                302,087               --          301,150                62              875
                                                ----------       ----------       ----------           -------            -----
                                                29,450,851       12,713,301       15,984,579           743,170            9,801
                                                ==========       ==========       ==========           =======            =====

On December 31, 2001, the maturities of the amounts due to banks were as follows:

                                             Repayable on    With agreed
                                 Total          demand      maturity date
                              ----------     ------------   -------------
                                     (in thousands of euros)

Up to 3 months                  7,273,684        403,676       6,870,008

3 to 6 months                   2,007,446             --       2,007,446

6 to 12 months                  2,359,835             --       2,359,835

More than 12 months             1,528,230             --       1,528,230
                               ----------        -------      ----------
                               13,169,195        403,676      12,765,519
                               ==========        =======      ==========

      Short-Term Borrowings

      Information on the Group's short-term borrowings is summarized below:

                                                                             On December 31,
                                                   -----------------------------------------------------------------------
                                                         2001                      2000                        1999
                                                   ------------------        ------------------          -----------------
                                                                  (in thousands of euros, except yields)
DUE TO BANKS
Repayable on demand
     Maximum value at any month end                     492,887 (Nov)              805,821 (Apr)              688,103 (May)
     December value                                     403,676                    488,517                     92,551
     Average value                                      493,789                    398,363                    494,476
     Interest                                             8,394                     12,126                      4,132
     Yield (Weighted average rate)                         1.70%                      3.04%                      0.84%
With agreed maturity date
     Maximum value at any month end                  17,265,428 (Mar)           16,024,210 (Dec)           10,969,372 (Dec)
     December value                                  12,765,519                 16,024,210                 10,969,372
     Average value                                   15,809,443                 14,357,887                  9,571,488
     Interest                                           788,891                    687,408                    386,926
     Yield (Weighted average rate)                         4.99%                      4.79%                     4.04 %

DEBT SECURITIES(1)
     Maximum value at any month end                  11,042,848 (Sep)            9,133,901 (Oct)            3,348,929 (Dec)
     December value                                  10,718,889                  8,421,991                  3,348,929
     Average value                                    9,968,695                  7,132,675                  2,223,227
     Interest                                           452,579                    365,020                     78,084
     Yield (Weighted average rate)                         4.54%                      5.12%                      3.51%

----------
(1) For additional information see note 12 of the notes to the consolidated financial statements.

ITEM 6. Directors, Executive Officers and Employees

A. Directors and Executive Officers

Information Concerning the Directors

Set forth below are the name, position held with the Bank and year of election of each of the Directors who are the executive management of the Bank:

                                                                                                                 Year of    Term of
                  Name                           Date of Birth              Position held with the Bank         Selection    office
---------------------------------------------  ------------------    ----------------------------------------   ---------   --------
Jorge Manuel Jardim Gonoalves                    4 October 1935       Chairman of the Board of Directors           1985       2002

Filipe de Jesus Pinhal                           7 November 1946      Vice-Chairman of the Board of Directors      1998       2002

Christopher de Beck                              7 March 1946         Vice-Chairman of the Board of Directors      1998       2002

Alexandre Augusto Morais Guedes de Magalhaes     9 April 1943         Member of the Board of Directors             1994       2002

Antonio Manuel de Seabra e Melo Rodrigues        3 September 1955     Member of the Board of Directors             1995       2002

Antonio Manuel Pereira Caldas de Castro
  Henriques                                      2 September 1957     Member of the Board of Directors             1995       2002

Alipio Barrosa Pereira Dias                      10 March 1943        Member of the Board of Directors             1998       2002

Alexandre Alberto Bastos Gomes                   7 August 1955        Member of the Board of Directors             2000       2002

Francisco Jose Queiroz de Barros de Lacerda      24 September 1960    Member of the Board of Directors             2000       2002


Other positions held by each of the Directors of the Bank are as follows:

Jorge Manuel Jardim Goncalves

- Chairman of the Board of Directors of BCP Investimento -- Banco Comercial Portugues de Investimento, S.A.
- Chairman of the Board of Directors of CrediBanco - Banco de Credito Pessoal, S.A.
-     Chairman of the Board of Directors of Interbanco, S.A.
-     Chairman of the Board of Directors of Banco de Investimento Imobiliario,
      S.A.
-     Chairman of the Board of Directors of Banco Expresso Atlantico, S.A.
-     Chairman of the Board of Directors of Banco Comercial de Macau, S.A.R.L.
-     Chairman of the Board of Directors of Leasefactor, SGPS, S.A.
- Chairman of the Board of Directors of ServiBanca - Empresa de Prestacao de Servicos, A.C.E.
-     Chairman of the Board of Directors of Fundagao Banco Comercial Portugues
-     Member of the Board of Directors of EDP -- Electricidade de Portugal, S.A.
-     Member of the Board of Directors of ONI SGPS, S.A.
- Vice-Chairman of Associagao Portuguesa de Bancos, representing Banco Comercial Portugues, S.A.
-     Chairman of the Board of Directors of Banco Portugues do Atlantico (USA),
      Inc.
-     Chairman of Board of Directors of Eureko, B.V.
-     Member of the Board of Directors of Banco Sabadell, S.A.
-     Member of the Board of Directors of NovaBank, S.A.
-     Member of the Board of Banca IntesaBci, SpA
-     Member of the Board of Management of Seguros e Pensoes Internacional, B.V.
-     Member of the Board of Directors of Association Achmea
-     Member of the Supervisory Board of BIG Bank Gdanski, S.A.
-     Manager of BCP Participacoes Financeiras, SGPS, Sociedade Unipessoal, Lda.
-     Manager of BCP Internacional II, Sociedade Unipessoal, SGPS, Lda.
-     Manager of BPA Internacional, SGPS, Sociedade Unipessoal, Lda.

Filipe de Jesus Pinhal

-     Vice-Chairman of the Board of Directors of Fundagao Banco Comercial
      Portugues
- Member of the Board of Directors of ServiBanca -- Empresa de Prestacao de Servicos, A.C.E.
-     Member of the Board of Directors of Banco Portugues do Atlantico (USA),
      Inc.
-     Chairman of the Board of Directors of Fundagao Cupertino de Miranda
- Chairman of the Board of Directors of Piramide -- Estudos e Participacoes, SGPS, S.A.
-     Manager of BCP Participacoes Financeiras, SGPS, Sociedade Unipessoal, Lda.
-     Manager of BCP Internacional II, Sociedade Unipessoal, SGPS, Lda.
-     Manager of BPA Internacional, SGPS, Sociedade Unipessoal, Lda.
-     Manager of SENLOC -- Investimentos e Servicos, Lda.
- Vice-Chairman of the Board of Directors of Banco de Investimento Imobiliario, S.A.
-     Manager of BII Internacional, SGPS, Lda.

Christopher de Beck

-     Vice-Chairman of the Board of Directors of Fundagao Banco Comercial
      Portugues
-     Member of the Board of Directors of Banco Comercial de Macau, S.A.R.L.
-     Member of the Board of Directors of Banco Portugues do Atlantico (USA),
      Inc.
-     Member of the Board of Directors of NovaBank, S.A.
-     Member of the Executive Committee of Eureko, B.V.
-     Member of the Board of Directors of F&C Asset Management Holding, B.V.
-     Member of the Supervisory Board of Achmea Bank Holding, N.V.
-     Member of the Supervisory Board of Achmea Hypotheekbank, N.V.
-     Member of the Supervisory Board of Staal Bank, N.V.
-     Member of the Supervisory Board of BIG Bank Gdanski, S.A.
-     Member of the Supervisory Board of Banque BCP, S.A.S.
-     Manager of AF -- Investimentos, S.G.P.S., Sociedade Unipessoal, Lda.
-     Manager of BCP Participacoes Financeiras, SGPS, Sociedade Unipessoal, Lda.
-     Manager of BCP Internacional II, Sociedade Unipessoal, SGPS, Lda.
-     Manager of BPA Internacional, SGPS, Sociedade Unipessoal, Lda.
-     Manager of E -- Seguros, SGPS, Lda.
-     Manager of SENLOC -- Investimentos e Servicos, Lda.

Alexandre Augusto Morais Guedes de Magalhaes

- Vice-Chairman of the Board of Directors of BCP Investimento -- Banco Comercial Portugues de Investimento, S.A.
-     Member of the Board of Directors of Chemical, S.G.P.S., S.A.
-     Member of the Board of Directors of Fundagao Banco Comercial Portugues
-     Manager of BCP Participacoes Financeiras, SGPS, Sociedade Unipessoal, Lda.
-     Manager of BCP Internacional II, Sociedade Unipessoal, SGPS, Lda.
-     Manager of BPA Internacional, SGPS, Sociedade Unipessoal, Lda.

Antonio Manuel de Seabra e Melo Rodrigues

- Vice-Chairman of the Board of Directors of ServiBanca - Empresa de Prestacao de Servicos, A.C.E.
-     Member of the Board of Directors of Fundagao Banco Comercial Portugues
-     Member of the Board of Directors of Chemical, S.G.P.S., S.A.
-     Member of the Board of Directors of Banco Portugues do Atlantico (USA),
      Inc.
- Member of the Board of Directors of Piramide -- Estudos e Participacoes, SGPS, S.A.
-     Manager of BCP Participacoes Financeiras, SGPS, Sociedade Unipessoal, Lda.
-     Manager of BCP Internacional II, Sociedade Unipessoal, SGPS, Lda.
-     Manager of BPA Internacional, SGPS, Sociedade Unipessoal, Lda.
-     Manager of SENLOC-- Investimentos e Servicos, Lda.

Antonio Manuel Pereira Caldas de Castro Henriques

-     Chairman of the Board of Directors of Seguros e Pensoes Gere, SGPS, S.A.
-     Member of the Board of Directors of Chemical, S.G.P.S., S.A.
- Member of the Board of Directors of ServiBanca - Empresa de Prestacao de Servicos, A.C.E.
-     Member of the Board of Directors of Fundagao Banco Comercial Portugues
-     Member of the Board of Directors of Banco Comercial de Macau, S.A.R.L.
-     Member of the Board of Directors of Banco Portugues do Atlantico (USA),
      Inc.
-     Member of the Executive Committee of Eureko B.V.
-     Member of the Board of Directors of Interamerican Hellenic Insurance, Co.
-     Member of the Board of Directors of Friends First Holding Limited
-     Manager of AF -- Investimentos, S.G.P.S., Sociedade Unipessoal, Lda.
-     Manager of BCP Participacoes Financeiras, SGPS, Sociedade Unipessoal, Lda.
-     Manager of BCP Internacional II, Sociedade Unipessoal, SGPS, Lda.
-     Manager of BPA Internacional, SGPS, Sociedade Unipessoal, Lda.

Alipio Barrosa Pereira Dias

-     Member of the Board of Directors of Fundagao Banco Comercial Portugues
-     Manager of BCP Participacoes Financeiras, SGPS, Sociedade Unipessoal, Lda.
-     Manager of BCP Internacional II, Sociedade Unipessoal, SGPS, Lda.
-     Manager of BPA Internacional, SGPS, Sociedade Unipessoal, Lda.
- Chairman of the Board of Directors of CVP -- Sociedade de Gestao Hospitalar, S.A.
-     Chairman of the Board of Auditors of Fundagao Oriente
-     Chairman of the Board of Auditors of Associagao dos Oficiais de Reserva
-     Vice-Chairman of the Board of Directors of Cruz Vermelha Portuguesa
-     Member of the Board of Directors of Fundagao Portuguesa de Cardiologia
-     Manager of VSC -- Aluguer de Veiculos sem Condutor, Lda.
-     Curator of Fundagao Cidade de Lisboa
-     Curator of Fundagao O Seculo
-     Member of Junta Casa de Braganga

Alexandre Alberto Bastos Gomes

-     Member of the Board of Directors of Banco Expresso Atlantico, S.A.
-     Member of the Board of Directors of Managerland, S.A.
-     Member of the Board of Directors of ONI, SGPS, S.A.
-     Member of the Board of Directors of Fundagao Banco Comercial Portugues
- Member of the Board of Directors of Piramide -- Estudos e Participacoes, SGPS, S.A.
-     Manager of VSC -- Aluguer de Veiculos sem Condutor, Lda.
-     Manager of BCP Participacoes Financeiras, SGPS, Sociedade Unipessoal, Lda.
-     Manager of BCP Internacional II, Sociedade Unipessoal, SGPS, Lda.
-     Manager of BPA Internacional, SGPS, Sociedade Unipessoal, Lda.
-     Member of the Board of Directors of Interbanco, S.A.
-     Member of the Board of Directors of CrediBanco -- Banco de Credito
      Pessoal, S.A.
-     Member of the Board of Directors of Leasefactor, SGPS, S.A.
- Member of the Board of Directors of SIBS -- Sociedade Interbancaria de Servicos, S.A.
- Member of the Board of Directors of UNICRE -- Cartao Internacional de Credito, S.A.

Francisco Jose Queiroz de Barros de Lacerda

-     First Vice-Chairman of BIG Bank Gdanski
-     Member of the Board of Directors of Fundagao Banco Comercial Portugues
-     Manager of BCP Participacoes Financeiras, SGPS, Sociedade Unipessoal, Lda.
-     Manager of BCP Internacional II, Sociedade Unipessoal, SGPS, Lda.
-     Manager of BPA Internacional, SGPS, Sociedade Unipessoal, Lda.

Business Experience of Directors

Jorge Manuel Jardim Goncalves

      Jorge Manuel Jardim Goncalves is the Chairman and Chief Executive Officer of BCP. He holds a degree in Civil Engineering from the University of Oporto. After having lectured at the University of Oporto, Mr. Jardim Goncalves started his banking career at Banco da Agricultura where he held the position of Managing Director by the time the Portuguese banks were nationalized (1974). From 1975 to 1976 he worked with Banco Popular Espanol's subsidiary "Compania de Gestao de Industrias". From July 1977 to June 1985 Mr. Jardim Goncalves was a Director of Banco Portugues do Atlantico, having been elected Chairman and Chief Executive Officer (of Banco Portugues do Atlantico and of Banco Comercial de Macau) in 1979. In 1985 he accepted the invitation to become the Chairman and Chief Executive Officer of a new Bank to be incorporated shortly, BCP.

Filipe de Jesus Pinhal

      Filipe de Jesus Pinhal is currently Vice-Chairman of BCP. He holds a degree in Finance from the Instituto Superior de Ciencias Economicas e Financeiras (Lisbon). Up to 1973 Mr. Pinhal lectured at Instituto Superior de Ciencias Economicas e Financeiras, having started his banking career at Banco da Agricultura and, afterwards, Montepio Geral. In 1985 he left Caixa Geral de Depositos, where he had become Manager, and joined BCP where he was Manager until 1988 when he was elected Managing Director. He was appointed Vice-Chairman in 1996.

Christopher de Beck

      Christopher de Beck is currently Vice-Chairman of BCP. He holds a degree in Economics from the University of Geneve (Switzerland) and a MBA from the European Institute of Business Administration (Fontainebleau, France). After working with Transagraire Portugal, Mr. Beck started his banking career in 1971 at Banco Portugues do Atlantico where he held positions mainly in the international and information technology areas. He was Head of the Operations and Systems Division at Banco Portugues do Atlantico when he joined BCP, where he was elected Managing Director in 1988. Mr. Beck was appointed Vice-Chairman of BCP in 1998.

Alexandre Augusto Morais Guedes de Magalhaes

      Alexandre Augusto Morais Guedes de Magalhaes is currently Managing Director of BCP. He holds a degree in Law from the University of Coimbra. In 1970 Mr. Magalhaes joined Banco Portugues do Atlantico as Deputy Manager in charge of supervising the commercial activities of several groups of branches, with particular responsibility for credit and human and material resources. In 1981 he was appointed Senior Manager responsible for the commercial network of the northern area of Portugal, and he also joined the Managers' Board. In 1985 Mr. Magalhaes joined BCP where he was responsible firstly for the development of the Individuals' area and then for the supervision of the Audit, Telemarketing and Database Management departments. He was elected Managing Director in 1994.

Antonio Manuel de Seabra e Melo Rodrigues

      Antonio Manuel de Seabra e Melo Rodrigues is currently Managing Director of BCP. He holds a degree in Business and Administration from the University of Lisbon. Mr. Rodrigues began his career with KPMG - Peat Marwick as an auditor and consultant in Madrid and London. Manager and later Senior Manager of the Lisbon office, he was responsible for the Banking and Insurance Department. In 1989 he joined BCP as General Manager in charge of Internal Audit and as Group Controller. Later he ran the Training and Recruiting Department of the Bank and was Head of the Planning and Research Division of the Group. In 1995 he was appointed as Managing Director of BCP.

Antonio Manuel Pereira Caldas de Castro Henriques

      Antonio Manuel Pereira Caldas de Castro Henriques is currently Managing Director of BCP. He holds a Business Administration degree from the University of Paris IX-Dauphine and a MBA from the Universidade Nova de Lisboa. As well as lecturing in the Economics Faculty of the Universidade Nova de Lisboa from 1979 to 1986, Mr. Henriques also worked in the Financial Division of EPSI - Empresa de Polimeros de Sines and in the RAR Group. He joined BCP in 1988 and has held positions in the following areas: marketing of the Corporate Retail network, asset management, International and Financial Division and NovaRede's co-coordinating division. He was elected Managing Director in 1995 and, from 1998, he is also the Vice-Chairman of Seguros e Pensoes, the Group's holding for insurance.

Alipio Barrosa Pereira Dias

      Alipio Dias is currently Managing Director of BCP. He holds a degree in Economics from the University of Oporto. Mr. Dias lectured the University of Oporto and started his banking career at Banco Borges & Irmao where he headed the Economic Studies Unit from 1974 to 1977. In 1977 he was elected Managing Director of Banco Totta & Agores and was subsequently elected Vice-Chairman. He was Portugal's Secretary of State for Finance from 1978 to 1980 Secretary of State of the Budget from 1981 to 1985 and Vice-Governor of the Bank of Portugal from 1986 to 1988. During the following ten years he was the Chairman and Chief Executive Officer of Banco Totta & Agores and, simultaneously from 1993 to 1997, of Credito Predial Portugues. Mr. Dias joined BCP in 1997 and was elected Managing Director in 1998.

Alexandre Alberto Bastos Gomes

      Alexandre Alberto Bastos Gomes graduated from Oporto University with a degree in Economics. Until 1985 he lectured at the Oporto University, as from 1980, he also took a job with Banco Portugues do Atlantico as a specialist. Between 1986 and 1995 he was responsible for several BCP divisions, and he was also appointed to the Boards of Nacional Factoring (1987-88) and of Banco Banif de Gestion Privada (1994-1996). He was appointed Director of Banco Portugues do Atlantico in 1995 and since 1998 he has had a seat on the Boards of SIBS - Sociedade Interbancaria de Servicos and of UNICRE - Cartao Internacional de Credito. He was elected Director of BCP in 2000.

Francisco Jose Queiroz de Barros de Lacerda

      Francisco Jose Queiroz de Barros de Lacerda graduated from Universidade Catolica Portuguesa in 1982 with a degree in Business Administration. He started his career in 1982 at Locapor where he remained until 1984, when he moved to Unicre to work in the financial area. At this time he lectured at Universidade Catolica Portuguesa. Between 1985 and 1987 he was senior specialist and then Manager of the Financial Assistance and Capital Market Services at Cisf - Companhia de Investimentos e Servicos Financeiros. Following this he joined Hispano Americano Sociedade de Investimentos as Financial Engineering and Capital Market Manager. In 1990 he was elected Director of UIF - Uniao Internacional Financeira, SGPS, and Chairman of the bank's Executive Committee. In 1995 he was elected Director and Chairman of the Executive Committee of Banco

      Mello and, in 1997, he was appointed Chairman of the Board of Directors. He joined the BCP Group in 2000 as a Director.

B. Compensation

Directors Compensation

The aggregate amount of compensation paid to all Directors and officers during the fiscal year ended December 31, 2001 was 173,266 thousands of euros, compared to 154,548 thousands of euros in 2000 and to 109,039 thousands of euros in 1999. These amounts do not include contributions to the pension plan, which was 3,387 thousands of euros in 2001 (4,805 thousands of euros in 2000).

In accordance with the By-laws of the Bank, the shareholders at the annual General Meeting can approve a percentage of the profits to be paid to the employees. The Board of Directors decides on the most appropriate criteria of allocation among employees. The payment is charged to reserves in the year in which the payment is made. In 2002, the bonus to paid to the Group's Directors and officers is approximately 5,967 thousands of euros, comparing to 7,517 thousands of euros in 2001 and to 6,171 thousands of euros in 2000.

The aggregate amount of the pension plan accrued on behalf of the Group's directors and officers amounted to 15,850 thousands of euros at the end of 2001 (12,464 thousands of euros at the end of 2000).

C. Board Practices

Information Concerning the Board

The Board of Directors of the Bank represents the interest of the shareholders and oversees the business and management of the Bank. In accordance with Portuguese law, the bank's By-laws set forth the Board's responsibilities and establish various corporate authorizations. The By-laws also deal with the organization of the Board, which is described below. The shareholders of the Bank have the power to amend the By-laws.

While the number of corporate board members is not established by the By-laws (which only establish the minimum of seven and a maximum of thirteen members), such number is deemed to be established, in each case, by an election resolution submitting to the shareholders at a General Meeting a list including the names and the number of members to be elected. All Board members are elected by the General Meeting to a three-year term of office until either reelected (one or more times) by the General Meeting or until their death, resignation or incapacity. None of the Directors has a termination of service contract.

Save in the case of recomposition, the elections for each corporate board shall be by lists, the ballot to be solely in respect of such lists. The lists, indicating the proposing shareholders, must be presented at the company's registered office no later than 30 days prior to the date scheduled for the General Meeting, the agenda of which includes the election of corporate board members, without prejudice to the substitution of members in the event of death or impediment, notice of which must be given immediately accompanied by the necessary information.

A position on any corporate board is incompatible:

- With the exercise of functions, of any nature whatsoever, by appointment to a corporate office or by employment contract, in another credit institution with a registered office in Portugal or with an affiliate or branch in Portugal;

- With direct or indirect ownership of a holding of more than 10% of the share capital or voting rights of another credit institution with a registered office in Portugal or with an affiliate or branch in Portugal; and

- With the exercise of functions of any nature whatsoever, by appointment to a corporate office or by employment contract, in any other commercial company.

The exercise of functions on corporate boards or holdings in companies in which BCP has a direct or indirect holding are excluded from the above incompatibilities, provided that, in the event of exercise of corporate functions, the appointment is effected with the vote of the Bank or of a company controlled by the Bank, or that the Bank or such a company express their agreement.

The incompatibilities referred to above shall constitute an impediment to the exercise of functions in the Bank on the Board of which the person shall have been elected. The impediment lasting for six months, without an end having been put thereto, shall determine loss of office.

The Board of Directors of the Bank holds an ordinary meeting each month, with the presence of all its members. During 2001, the Board of Directors of the Bank held a total of 26 meetings, of which 12 were ordinary.

Information Concerning Committees of the Board

The Board of Directors of the Bank has appointed the internal audit committee and the compensation committee, which have responsibility for particular corporate matters. There follows a description of each committee and its functions, including the number of Directors serving on such committees and the number of years they have served.

The Internal Audit Committee. This committee is responsible for defining the strategic guidelines for the internal audit program, based on the risk analysis for each period, for the appraisal of the most important auditing issues, namely risk recommendations not yet implemented, for the approval of the global audit program for each year, for analyzing internal customers' satisfaction concerning the internal audit function, for evaluating the efficiency and performance of the Internal Audit Division and for sharing experiences among the Group's institutions as long as audit is concerned. The internal audit committee meets every four months with the presence of all its members, and comprises the Chairman and Vice-Chairmen of the Board of Directors of the Group's Banks, the Chairmen of each of our specialized businesses and the Directors of the credit institutions and ServiBanca who are held responsible for audit. At the end of 2001, the members of the internal audit committee were as follows:

- Jorge Manuel Jardim Goncalves, Chairman the Board of Directors of the Group's Banks;

- Filipe de Jesus Pinhal, Vice-Chairman of the Board of Directors of the Group and of BII;

- Christopher de Beck, Vice-Chairman of the Board of Directors of the Group and Chairman of the Board of Directors of AF Investimentos;

- Alexandre Augusto Morais Guedes de Magalhaes, Vice-Chairman of the Board of Directors of BCP -- Investimento;

- Antonio Manuel de Seabra e Melo Rodrigues, Vice-Chairman of the Board of Directors of ServiBanca;

- Antonio Manuel Pereira Caldas de Castro Henriques, Chairman of the Board of Directors of Seguros e Pensoes Gere;

- Alipio Barrosa Pereira Dias, Member of the Board of Directors of the Group responsible for audit;

- Alexandre Alberto Bastos Gomes, Vice-Chairman of the Board of Directors of CrediBanco and Member of the Board of Directors of Leasefactor, Banco Expresso Atlantico, Interbanco and ActivoBank;

The Compensation Committee. According to the By-laws of the Bank, the Compensation Committee is held responsible for the definition of the compensation of the members of the Bank's corporate boards, as well as for setting the social security plan, other compensations and pensions of the members of the Board of Directors. The Compensation Committee, which is normally elected at the same time as the Corporate Boards, is composed of three of the Bank's shareholders and meets once a year. Its current members are:

-     Antonio Manuel Ferreira da Costa Goncalves;

-     Joao Alberto Ferreira Pinto Basto;

-     Pedro Maria Calainho Teixeira Duarte.

D. Employees.

We employed 14,103 people at the end of 2001, compared to 16,099 people at the end of 2000 and to 10,862 people at the year-end 1999. In keeping with the guidelines related to recruiting, the number of employees we have recruited from outside during 2001 and 2000 was very small. We have given priority to the integration of staff coming from the institutions acquired in 2000 and to conclusion of the staff resizing program, following which headcount decreased by 4,523 people in 2000 and 2001.

Certain terms and conditions of employment in private sector banks in Portugal are negotiated with trade unions. Wage negotiations occur yearly on an industry-wide basis. We have not experienced any material labor problems and we believe that relations with employees are generally satisfactory. Employees benefit from extensive internal training.

Our human resources' policies emphasize the importance of the internal rotation of employees as a means of enhancing staff's motivation, strengthening the coherence of our corporate culture, fostering the spread of relevant experiences throughout the Group and permanently matching employees' skills and interests to the demands of work functions. In average, employees are relocated to new functions every three years.

To ensure optimal internal communication of business goals and achievements, there are regular meetings between employees and management. Each manager is responsible for the guidance, appraisal, motivation and career programming of the employees under his hierarchical responsibility. We have also implemented an employee satisfaction system, which allows measurement on a regular basis of the degree of satisfaction of each employee with his responsibilities and with the Bank.

E.- Share Ownership

On December 31, 2001, the total number of BCP shares owned by Directors of the Bank and members of governing bodies, and their spouses, was 10,252,574 shares or 0.4% of total outstanding shares, comprising the following persons:

                                                              Number of
                                                               Shares
                                                            ------------

Jorge Manuel Jardim Goncalves                                 3,507,000

Filipe Jesus Pinhal                                             782,500

Christopher de Beck                                             496,414

Joao Luis Ramalho de Carvalho Talone                            453,253

Pedro Manuel Rocha Libano Monteiro                              780,000

Alexandre Augusto M. Guedes Magalhaes                           845,063

Antonio Manuel Seabra Melo Rodrigues                            578,449

Antonio Manuel P. C. Castro Henriques                           449,981

Alipio Barrosa Pereira Dias                                     100,000

Alexandre Alberto Bastos Gomes                                  172,792

Miguel Jose Ribeiro Cadilhe                                     110,000

Rui Fernando Cunha do Amaral Barata                              32,928

Francisco Jose Queiroz de Barros de Lacerda                      80,000

Ricardo Bayao Horta                                             118,173

Mario Augusto Paiva Neto                                         29,733

Mario Branco Trindade                                            41,085

Maria d'Assuncao Jardim Goncalves (a)                         1,515,000

Teresa Maria A. Moreira Rato Beck (a)                               639

Maria Graga G. Rocheta Carvalho Talone (a)                        1,174

Maria Rosario F. C. M. Libano Monteiro (a)                        1,110

Julia Maria Guedes Magalhaes (a)                                    886

Barbara Janet Gray Rodrigues (a)                                 37,267

Maria Rosario Salema G. Castro Henriques (a)                    115,280

Maria Manuel Felix F. F. Pereira Dias (a)                           640

Rosa Amelia Moutinho Martins Barbosa (a)                            987

Maria Madalena Barros Lima Ivo Barata (a)                           982

Maria Flora Silva M. Paiva Neto (a)                               1,238

-----------
(a)   Spouse

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following tables disclose our main shareholders for the last three years.

To the best of our knowledge and belief, no person or entity holds or controls, and there is no official arrangement for the control of, 5% or more of our share capital, except for the holders of shares representing such percentage or more disclosed below:


                                                                        Number of      Percentage
   On March 12, 2002                                                     Shares           held
                                                                      -------------   ------------
   Caixa Geral de Depositos                                             139,602,893       6.0%

   IntesaBci SpA                                                        114,133,867       4.9%

   UIF Uniao Internacional Financeira SGPS                              106,517,326       4.6%

   Eureko Portugal SGPS                                                  84,242,363       3.6%

   Bansabadell Holding NV                                                78,163,242       3.4%

   Citibank London (General UK Residents Treaty Accounts)
      (Depositary)                                                       78,135,227       3.4%

   EDP Participacoes SGPS                                                67,795,976       2.9%

   IntesaBci Holding International                                       58,671,600       2.5%

   Companhia de Seguros Mundial Confianca                                55,509,689       2.4%

   State Street Bank and Trust Company (Depositary)                      51,993,622       2.2%

   Achmea Holding NV                                                     47,053,266       2.0%


                                                                        Number of      Percentage
   On March 20, 2001                                                     Shares           held
                                                                      -------------   ------------
   Companhia de Seguros Mundial Confianca                               175,479,333       8.3%

     Banca Intesa SpA                                                   134,702,432       6.4%

   UIF Uniao Internacional Financeira SGPS                              101,827,349       4.8%

     Banco Sabadell                                                      70,599,516       3.4%

   Eureko Portugal SGPS                                                  70,252,010       3.3%

   Citibank London (General UK Residents Treaty Accounts)
      (Depositary)                                                       68,790,132       3.3%

     Demco Reinsurance Inv. Com.                                         64,900,000       3.1%

     State Street Bank and Trust Company (Depositary)                    55,534,914       2.6%

   EDP Participacoes SGPS                                                50,921,722       2.4%

     Banco Comercial Portugues Cayman Islands (Depositary)               46,001,995       2.2%

   Achmea Holding NV                                                     42,500,000       2.0%

                                                        Number of    Percentage
   On March 9, 2000                                       Shares        held
                                                        ----------   ----------

Cassa di Risparmio delle Provincie Lombarde SpA         86,000,000       8.6%

UIF Uniao Internacional Financeira, S.A.                83,287,218       8.3%

Friends Provident Portugal S.G.P.S., S.A.               60,090,700       6.0%

State Street Bank and Trust Company (Custody Accounts)  50,756,864       5.1%

Achmea Holding NV                                       42,500,000       4.3%

Aljazerah Investments Limited                           33,645,905       3.4%

The Bank of New York (Depositary of ADRs issued)        31,839,625       3.2%

Textil Manuel Goncalves S.G.P.S., S.A.                  23,216,610       2.3%

Joao Manuel Quevedo Pereira Coutinho                    21,987,854       2.2%

According to our By-laws, at a General Meeting of Shareholders, the votes exercised by a shareholder, by himself or through a representative (including shareholders that count as one), which exceed 10% of the total of the votes corresponding to the share capital or represented in the general meeting of shareholders shall not be counted. This restriction does not include the votes expressed by a shareholder in the capacity of representative of other shareholders.

B. Related Party Transactions

We make loans in the ordinary course of our business within our Group and to related parties. Under the Collective Agreement of Labor for Employees of the Portuguese Banking Sector (the "ACTV") which includes substantially all employees of banks operating in Portugal, on application by our employees we make loans to our employees at interest rates fixed under the ACTV for the particular type of loan sought to be obtained. In addition, while it is our policy not to grant loans to Directors, we do grant loans to those of our executive officers who are General Managers and, except for slightly lower interest rates, all of such loans have been granted on substantially the same terms as those prevailing at the time for comparable transactions with other persons and did and do not involve more than the normal risk of collectability or present other unfavorable features.

At December 31, 2001 and May 31, 2002, loans to General Managers amounted respectively to 10,600 and 10,570 thousands of euros, which represented 0.48% and 0.58% of shareholders' equity, compared to 10,638 thousands of euros at the end of 2000 (0.58% of shareholders' equity) and to 6,871 thousands of euros at the end of 1999 (0.38% of shareholders' equity). While we are not required in Portugal to publicly disclose the individual names of these loan recipients and the amounts thereof, we are able to state that most of these loans have been granted for home acquisition.

The following table sets forth the principal balances between the Bank and its main subsidiaries at the end of the last three years:

                                                                                        December 31, 2001
                                                                               ------------------------------------
                                                                                Loans from BCP    Deposits at BCP
                                                                               -----------------  -----------------
                                                                                     (in thousands of euros)
      Banco Comercial de Macau, S.A.R.L.                                                     --            326,476

      Banco Expresso Atlantico, S.A.                                                     28,617             37,716

      Banco de Investimento Imobiliario, S.A.                                         1,849,097                 --

      Banco Internacional de Mogambique, S.A.R.L.                                            --             34,537

      Banco Mello (Cayman), Ltd                                                          27,517            268,985

      Banco Mello (Luxembourg), S.A.                                                    108,847             72,312

      Banque BCP, S.A.S.                                                                     --            373,142

      BCP Finance Company, Ltd.                                                          22,031          1,000,000

      BCP Bank & Trust Company (Cayman) Limited                                       2,393,505          3,306,673

      BCP Finance Bank LTD                                                               88,808          6,993,591

      BCP Internacional II SGPS - Sociedade Unipessoal, Lda.                                 --             70,779

      BCP Investment, B.V.                                                              261,145                 --

      BPA Internacional SGPS -- Sociedade Unipessoal, Lda.                               11,297             24,205

      BPABank National Association                                                           --             51,710

      BPA Overseas Bank, LTD                                                            380,840          1,582,372

      Chemical S.G.P.S., S.A.                                                                --              9,185

      CISF Veiculos - Sociedade de Aluguer , Lda.                                        60,104                 --

      CrediBanco - Banco de Credito Pessoal, S.A.                                       202,900                 --

      Interbanco, S.A.                                                                  179,939             28,297

      Luso Atlantica - Aluguer de Viaturas, S.A.                                         12,165                 --

      Grupo AF Investimentos                                                                 --            106,330

      Grupo BCP Investimento                                                            213,511          1,715,144

      Grupo Leasefactor                                                               2,552,359                 --

      Mello Capital, Ltd.                                                                    --             58,110

      Pinto Totta International Finance, Limited                                             --            141,211

      Mello Locagao - Comercio e Aluguer, S.A.                                          147,495                 --

      NovaBank, S.A.                                                                     85,399             17,162

      ServiBanca - Empresa de Prestacao de Servico, ACE                                 438,108                 --

      Other                                                                              10,939             46,808
                                                                               ----------------   ----------------

                                                                                      9,074,623         16,264,745
                                                                               ================   ================

                                                                December 31, 2000
                                                         --------------------------------
                                                         Loans from BCP   Deposits at BCP
                                                         --------------   ---------------
(in thousands of euros)
Banco Comercial de Macau, S.A.R.L                            43,382           328,426
Banco Comercial de Mogambique, S.A.R.L                        3,224            26,115
Banco Expresso Atlantico, S.A                                 5,863            56,795
Banco de Investimento Imobiliario, S.A                       18,531            11,702
Banco Internacional de Mogambique, S.A.R.L                       --            26,878
Banco Mello (Cayman), Ltd                                        --                --
Banco Mello (Luxembourg), S.A                                54,982            67,336
BCP Finance Company                                              --                 1
BCP Bank & Trust Company (Cayman) Limited                 1,201,836         1,836,117
BCP Empresas, S.G.P.S., Lda                                      --            30,781
BCP Finance Bank LTD                                         42,430         3,696,907
BCP International Bank Limited                                   --             1,593
BCP Internacional II, S.G.P.S                                    --                --
    Sociedade Unipessoal, Lda                                    --            12,641
BII Internacional, S.G.P.S., Lda                                 --               750
BPA Ireland Investments Incorporated                             --               401
BPA Internacional S.G.P.S, Sociedade                             --                --
    Unipessoal, Lda                                          10,747            12,144
BPA Bank                                                         --            38,183
BPA Overseas Bank, LTD                                    1,128,576         2,511,654
Chemical S.G.P.S., S.A                                           --            52,358
CrediBanco - Banco de Credito Pessoal, S.A                  143,147            15,675
Finantejo - Sociedade de Desenvolvimento                         --                --
    Regional do Ribatejo, S.A                                    --             2,166
Interbanco, S.A                                             154,940            35,187
Grupo AF Investimentos                                        2,669           130,312
Grupo Banco Mello Investimentos                               3,471           389,372
Grupo BCP Investimento                                      741,565            85,916
Grupo Leasefactor                                           526,229             4,391
Mello Capital, Ltd.                                              --                --
Pinto Totta International Finance, Limited                       --                --
Piramide - Estudos e Realizagoes, S.G.P.S., S.A                  --            10,351
SLAC - Sociedade Luso-Atlantico de                               --                --
    Empreendimentos Comerciais, S.A                           7,775             1,853
SLEI - Sociedade Luso Atlantico de                               --                --
    Empreendimentos Industriais, S.G.P.S., S.A                9,840             2,154
SPASA - Sociedade de Participacoes                               --                --
   Atlantico, S.G.P.S., S.A                                  94,772             3,062
SPR - Sociedade Portuguesa de                                    --                --
    Capital de Risco, S.A                                        --             6,338
Telesotto -- Sociedade de Videotex, S.A                          --             1,398
BitalPart, B.V                                              301,777                --
BPA Bank Limited                                              6,293                --
BPA Trade Finance e Servicos Lda                              6,878                --
Mello Locagao - Comercio e Aluguer, S.A                      53,160                --
NovaBank, S.A                                                76,400                --
ServiBanca - Empresa de Prestacao de Servico, ACE           282,374                --
Other                                                         7,426             3,347
                                                         ----------        ----------
                                                          4,928,286         9,402,302
                                                         ==========        ==========

                                                        December 31, 1999
                                               ---------------------------------
                                               Loans from BCP    Deposits at BCP
                                               --------------    ---------------
                                                   (in thousands of euros)

Banco Comercial de Macau, S.A.R.L                     3,075             1,953

Banco de Investimento Imobiliario, S.A              940,082             3,435

Banco Internacional de Mogambique, S.A.R.L               --             8,438

Grupo Banco Portugues do Atlantico                2,497,609         5,697,184

BCP IFSC Limited                                         --             8,806

BCP Capital Finance Limited                              --                --

BCP Finance Company                                   8,158            58,451

BCP Bank & Trust Company (Cayman) Limited         2,351,674         3,366,186

BCP Empresas, S.G.P.S., Lda                              --             6,647

BCP Finance Bank LTD                                     --             1,661

BCP IF, S.G.P.S., Sociedade
    Unipessoal, Lda                                  17,561             4,284

BCP International Bank Limited                           --                --

BCP Internacional II, S.G.P.S
    Sociedade Unipessoal, Lda                            --            25,608

BCPA - Banco de Investimento, S.A                   614,515            81,553

Cisf Dealer - Sociedade Financeira
    de Corretagem, S.A                                   --            11,479

CrediBanco - Banco de Credito Pessoal, S.A          139,389             1,000

Comercial Imobiliaria, S.A                               --             1,626

Grupo AF Investimentos                                   --            62,817

Seguros e Pensoes Gere, S.G.P.S., S.A                    --            87,890

SPR - Sociedade Portuguesa de
    Capital de Risco, S.A                                --             2,022

Luso Atlantica - Aluguer de Viaturas, S.A            36,412                --

Grupo Leasefactor                                   301,167                --

ServiBanca - Empresa de Prestacao
    de Servicos, ACE                                  6,157                --
                                                 ----------        ----------
                                                  6,915,799         9,431,040
                                                 ==========        ==========

C. Interests of Experts and Counsel

Pursuant to Instructions to Item 7.C, the information required by Item 7.C is omitted.

ITEM 8. Financial Information

A. Consolidated Statements and Other Financial Information

(1) See Index to Consolidated Financial Statements on Page 114 hereof and the Consolidated Financial Statements included as part of this report:

(2) See Index to Consolidated Financial Statements on Page 114 hereof and the Consolidated Financial Statements included as part of this report.

(3) See Index to consolidated Financial Statements on Page 114 hereof and the Independent Auditors Report on Page 115 hereof.

(4) See Index to Consolidated Financial Statements on Page 114 hereof and the Consolidated Financial Statements included as part of this report.

(5) Pursuant to Instructions to Item 8.A.5, the information required by Item 8.A.5 is omitted

(6)   Export sales disclosures

(7)   Legal proceedings

      In the ordinary course of business, BCP and its subsidiaries are defendants or co-defendants in various litigation matters incidental to or typical of the business in which they are engaged. In the opinion of the Bank's management, the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on the Bank and its subsidiaries' consolidated financial condition and results of operation.

(8)   Dividend payment policy

Pursuant to Article 30 of our By-laws:

- Our net income shall be applied as the General Meeting of Shareholders determines, deducting the items that by special law must be used to establish or reinforce reserves or guarantee funds;

- A dividend stabilization reserve shall be established in each fiscal year, up to such limit as the General Meeting of Shareholders determines;

- The General Meeting of Shareholders freely decides by simple majority matters related to the distribution of the profit of the fiscal year, not subject to any obligatory distribution;

- The General Meeting of Shareholders may fix a percentage of profits to be distributed among the employees, it being the responsibility of the Board of Directors to establish the criteria for such distribution.

See "Item 3. Key Information -- A. Selected Financial Data -- Dividends"

B. Significant Changes Since Year End Included in this Report:

See "Item 4. Information on the Bank -- A. History and Development of the Bank-- Current Year's Significant Developments".

Included in Reports on Form 6-K:

- On March 15, 2002, the Bank filed a report on Form 6-K, dated March 11, 2002, announcing on behalf of its subsidiary BCP International Bank Limited that the Board of Directors of BCP International Bank Limited has on March 8, 2002 declared a dividend on the Company's 8% Non-cumulative Guaranteed Exchangeable Preference Shares, Series A ($25 par value per share), in the amount of $1.0 per share payable on April 2, 2002 to holders of record of the Series A Preference Shares on March 18, 2002;

- On April 3, 2002, the Bank filed a report on Form 6-K, dated April 2, 2002, announcing that the 2001 dividend in the gross amount of 0.15 euro per share approved at the shareholders meeting held on March 18, 2002 would be payable on April 15, 2002 to the holders of record of BCP shares on April 12, 2002;

- On April 24, 2002, the Bank filed a report on Form 6-K, dated April 22, 2002, announcing the publishing and releasing in Portugal of consolidated net income for the three-month period ended March 31, 2002.

ITEM 9. Offer and Listing Details

A. Listed Securities

Pursuant to Instructions to Item 9.A, all information required by Item 9.A is omitted except for information called for by Item 9.A.4 which follows.

Listed Securities

The ranges of the price of the ADSs on the New York Stock Exchange from 1997 through May 2002 are shown in the following table:


                                     Maximum            Minimum
                                 ---------------   ---------------
                                           (U.S. dollars)

Annual
        1997                         22.5000            13.1250

        1998                         36.0000            20.0000

        1999                         36.6250            24.2500

        2000                         28.3960            22.6250

        2001                         26.7000            16.0000

Quarterly

        2000

        First Quarter                28.3960            24.3190

        Second Quarter               25.8750            22.6250

        Third Quarter                26.5000            25.5000

        Fourth Quarter               26.0000            24.1250

        2001

        First Quarter                26.7000            21.9000

        Second Quarter               23.4000            18.0000

        Third Quarter                20.2900            16.0000

        Fourth Quarter               20.7000            18.3500

        2002

        First Quarter                20.2500            16.0000

Monthly

        December 2001                20.3900            19.3500

        January 2002                 20.2500            17.6400

        February 2002                28.3800            26.0000

        March 2002                   27.1300            24.8800

        April 2002                   18.2500            16.8500

        May 2002                     17.6900            16.6000

On December 31, 2001 there were 7,773,339 ADSs outstanding with the then estimated number of ADR beneficial owners being 600.

The following table shows the price ranges of our shares on the Continuous Market System from 1997 through May 2002. Prices have been adjusted to take into account capital stock increases resulting from incorporation of reserves and rights issues through the period hereof. Prices prior to November 15, 1999 were also adjusted for the effect of the 5-for-1 stock-split that took place on that date. Also, all share prices information presented in the table below periods prior to January 1, 1999 are restated into euros using the conversion rate of
1.00 euro to 200.482 escudos. While this restatement depicts the same trends as would be reflected by the continued use of the escudo, the restated figures are not comparable to other companies' reporting in euros that have been restated from a different currency than the escudo.


                                     Maximum            Minimum
                                 ---------------    ---------------
                                               (euros)

Annual
        1997                           4.01               2.03

        1998                           6.71               3.44

        1999                           5.76               4.69

        2000                           5.98               5.10

        2001                           5.74               3.35

Quarterly

        2000

        First Quarter                  5.90               5.26

        Second Quarter                 5.58               5.10

        Third Quarter                  5.98               5.43

        Fourth Quarter                 5.98               5.45

        2001

        First Quarter                  5.74               4.94

        Second Quarter                 5.23               4.15

        Third Quarter                  4.67               3.35

        Fourth Quarter                 4.69               4.01

        2002

        First Quarter                  4.54               3.64


Monthly

        December 2001                  4.60               4.37

        January 2002                   4.54               4.05

        February 2002                  4.09               3.64

        March 2002                     4.23               4.00

        April 2002                     4.10               3.82

        May 2002                       3.84               3.65

Trading suspensions that took place during the last three years are set forth below. These suspensions were due to relevant facts that the Supervising Authorities thought might interfere artificially with the market value of the shares, according to Portuguese securities law.

- June 18 / 21, 1999: Information given to the market concerning to the intention of BCP to buy Companhia de Seguros Mundial Confianca, an insurance company of the Antonio Champalimaud Group;

- July 19 / 20, 1999: Information given to the market concerning to the intention of BCP to enlarge its offer to the three banks of Antonio Champalimaud Group: Banco Pinto & Sotto Mayor, Credito Predial Portugues and Banco Totta & Agores;

- November 11 / 15, 1999: Corresponding to the period of alteration of the nominal value of BCP shares from 1,000 escudos to 1 euro;

- 2000, January 25 / 26: Information concerning to the merger of Banco Portugues do Atlantico and Banco Mello with BCP;

- March 31 / April 3, 2000: information concerning the agreement BCP made with Caixa Geral dos Depositos in order to buy Banco Pinto & Sotto Mayor.

B. Plan of Distribution

Pursuant to Instructions to Item 9.B, the information required by Item 9.B is omitted.

C. Markets

Our shares are listed in Portugal on the official market of the Lisbon Stock Exchange, which is our principal market. We are also currently listed in Germany on the Frankfurter Wertpapierborse, in England on the London Stock Exchange and in the United States on the New York Stock Exchange. See "Item 9. Offer and Listing Details -- A. Listed Securities -- Listed Securities".

D. Selling Shareholders

Pursuant to Instructions to Item 9.D, the information required by Item 9.D is omitted.

E. Dilution

Pursuant to Instructions to Item 9.E, the information required by Item 9.E is omitted.

F. Expenses of the Issue

Pursuant to Instructions to Item 9.F, the information required by Item 9.F is omitted.

ITEM 10. Additional Information

A. Share Capital

Pursuant to Instructions to Item 10.A, the information required by Item 10.A is omitted.

B. Memorandum and Articles of Association

BCP was established through a notarial deed dated June 25, 1985, inscribed in the Oporto commercial registry under number 40043. The Bank is recorded in the Special Registry of Banks at the Bank of Portugal with registration number 33 and its fiscal identification number is 501525882. Pursuant to Article 3 of its Bylaws, the issuer's corporate purpose is to "engage in banking activities, within such latitude as may be consented."

Any shareholder having directly or indirectly acquired a qualified shareholding in the Bank that would reach or exceed 10%, 20%, 33% or 50% of the capital of the Bank shall communicate such acquisition to the Bank's Board of Directors, within seven business days of the acquisition, evidencing timely compliance with the legally established requirements. The Board of Directors shall forward the communication received together with a copy of the items enclosed therewith to the Chairman of the Board of the General Meeting of Shareholders, who shall inform the General Meeting at the beginning of the first assembly to occur. The acquisition of shares matching or exceeding 2% of the Bank's capital must also be communicated by the respective holder to the Board of Directors within seven business days.

According to the Bank's By-laws, the exercise of functions in any corporate body is incompatible either with the exercise of functions in another credit institution with a registered office in Portugal or having in Portugal any affiliate or branch or with the direct or indirect ownership of a participation exceeding 10% of the share capital or voting rights of another credit institution with a registered office in Portugal or having in Portugal any affiliate or branch. The exercise of the functions of Director is further incompatible with the exercise of functions in any other commercial company, except for the cases of functions in companies in which the Bank directly or indirectly owns a participation, provided that the appointment is effected with the vote of the Bank or of a company controlled by the Bank or that the Bank or such company expresses its consent thereto.

At a General Meeting of Shareholders, the votes expressed by a shareholder, by himself or through a representative (including shareholders as part of a group as described in the By-laws), which exceed 10% of the total votes corresponding to the Bank's capital present or represented in the general meeting of shareholders shall not be counted, as more fully described in the By-laws. However, this restriction does not include the votes expressed by a shareholder in the capacity of representative of other shareholders.

The resolution of the General Meeting of Shareholders shall be passed by a majority of the votes cast, unless in the cases where a qualified majority is required by a legal or statutory provision. Law requires majority of 2/3 of the votes cast, either on first or on second call, regardless of the number of shareholders present or represented at either. Under the By-laws of the Bank, the resolutions upon merger, split-up and transformation of the company must be approved by three-fourths of the expressed votes, either on first or on second call, regardless of the number of attending or represented shareholders. The resolution of the dissolution of the Bank may only be passed with a majority representing 75% of the Bank's paid-up share capital. The amendment of both these provisions requires the approval of the qualified majority set forth in each such provisions.

With the aim of allowing shareholders to monitor more closely the development of the Bank's activity and to preserve the autonomy and professionalism of its management, a corporate body was organized. The Senior Board is comprised of the chairmen of other corporate bodies - the General Meeting, the Board of Directors and the Board of Auditors - and by representatives of the shareholders elected for three-year periods at the General Meeting, and can be re-elected one or more times. The Senior Board considers and renders a prior opinion regarding general management policies, plan of activities, budgets and annual investment plans, annual reports and accounts, requests to convene General Meetings and proposals or reports to be submitted thereto, increases in share capital, the co-opting of members of the Board of Directors, change of the registered office, projected splits, mergers and transformations of the Bank and proposals to considerably enlarge or reduce activities or to make substantial organizational changes. The Senior Board shall also provide a prior opinion in respect of such matters as may be submitted to it by the Chairman of the Board of Directors.

C. Material Contracts

See "Item 19. Exhibits".


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

D. Exchange Controls

General

There are no restrictions in Portugal on the import or export of capital and there are also no restrictions on the Bank in foreign exchange dealing with other domestic or foreign institutions subject only to maximum foreign exchange exposure limitations established for banks by the Bank of Portugal.

Acquisition of Shares

Except as described below in "Reporting of Substantial Shareholdings", the acquisition by a non-resident of Portugal of shares of a Portuguese company is not subject to any previously required prior notification by the acquiring person to any Portuguese governmental authority or agency. If the acquisition is considered to be a "foreign investment operation" ("operagao de investimento estrangeiro") as set forth in Decree-law 321/95, of 28 November 1995, the foreign investor and the issuing entity are required to make a post-acquisition informational filing with the competent authority, which is ICEP-Investimentos, Comercio e Turismo de Portugal ("ICEP") within 30 days after the operation being effected. A "foreign investment operation" is defined in such Decree-law as an act or contract made by a non-resident individual or corporate entity which has the purpose or the effect of creating, maintaining or reinforcing stable and long lasting economic links with a Portuguese company. For the purpose of this Decree-law, there is a presumption that a stable and long lasting economic link exists when the total amount of the participation of non-resident individual or corporate entities exceeds 20 per cent. of the share capital of the company or when the participation held by a single non-resident individual or corporate entity exceeds 10 per cent. of the share capital of that company. This filing with ICEP is required for statistical and administrative purposes.

All securities accounts of non-residents of Portugal must be maintained with a Portuguese bank with the opening and monthly activities of such accounts being reported to the Bank of Portugal for statistical purposes. In the case of transactions with the value of 249,398.95 euros or above that amount, the resident involved in the transaction must provide a statistic information to the Bank of Portugal in a period of 10 business days. Alternatively, the information may be provided by a Bank acting on behalf of its client.

Reporting of Substantial Shareholdings

Prior notification to the Bank of Portugal is required to be made by any investor seeking to acquire or to increase any direct or indirect shareholdings that would reach or exceed 10%, 20%, 33% or 50% of voting rights or of capital of any credit institution (or that in any other way transforms the credit institution into an affiliate company ("filial")), including that of the Bank. Notification is also required for disposition of shares that would reduce the investor's direct or indirect holding below the same thresholds. The Bank of Portugal has a period of three months to object to the proposed acquisition or changes in shareholdings above these thresholds, if it is not demonstrated that the intended shareholder can guarantee prudent management of the credit institution. Previous information is also required to be provided whenever such shareholder wants to drop the shareholding below those thresholds. A subsequent communication by a shareholder effectively acquiring or dropping below such thresholds is also required to be done in a 15 days period.

Under the Portuguese Company Law, any company that is a shareholder holding at least 10% of the share capital of another company must notify such company whenever it acquires or disposes of such company's outstanding share capital. In addition, according to the Portuguese Securities Code ("Codigo dos Valores Mobiliarios"), a shareholder of a public company ("sociedade com o capital aberto ao investimento do publico" or "sociedade aberta") must notify such company, the Securities Market Supervisory Authority ("Comissao do Mercado de Valores Mobiliarios") and the Stock Exchange

Authority ("BVLP-Sociedade Gestora de Mercados Regulamentados, S.A.") whenever it acquires 10%, 20%, 1/3, 50%, 2/3 and 90% of the voting rights corresponding to the company's share capital and whenever such shareholder's ownership exceeds or drops below such thresholds (such shareholdings being considered as "qualified shareholdings"). In addition, a shareholder of a listed company has the disclosure obligation referred to above also if it acquires 2% or 5% of the voting rights corresponding to such company's share capital and whenever such shareholder's ownership exceeds or drops below those two thresholds.

The above mentioned information must be provided in a period of 3 days from the date of the acquisition or disposal, as the case may be. The issuing entity is required to, immediately upon such notice, make a public announcement containing such information.

Investment Limitations of Credit Institutions

Under the EC Second Banking Directive, credit institutions are not permitted to have any direct or indirect shareholding which exceeds 15% of its own funds and which represents 10% or more of the capital or voting rights or makes it possible to exercise a significant influence over the management of a company which is not a credit or financial institution. In addition, the total amount of such holdings, which represent 10% or more of the capital or voting rights or permit the exercise of such a significant influence by a credit institution in such non-banking companies, may not exceed 60% of its own funds. The member States may provide that credit institutions can exceed these investment amounts if the excess investment is fully covered by additional capital that is excluded from the calculation of the credit institution's capital ratio. All credit institutions which have investments in non-banking companies exceeding the permitted amounts will have ten years from the effective date of the provisions implementing the Second Banking Directive to reduce their holdings to permissible levels.

Under Portuguese Decree Law 298/92 of 31st December, as amended by Decree Law 246/95 of the 14th of September, by the Decree Law 232/96 of the 5th of December, by the Decree Law 222/99 of the 22nd of June, by the Decree Law 250/2000 of the 13th of October and by the Decree Law 285/2001 of the 3rd of November, credit institutions are not permitted to hold, directly or indirectly, a stake in the capital or other own funds of any non-banking company in an amount which exceeds 15% of its own funds, nor may it own more than 25% of the capital of any single non-financial company. Furthermore, credit institutions are not permitted to invest, in the aggregate, more than 60% of their own funds in significant holdings in non-financial companies engaged in dealing and underwriting and providing investment advice and management and with which they compete. The limits referred in this paragraph shall not apply when a 100% of the amounts by which holding exceed the above limits are covered by own funds and the later are not included in the calculation of the solvency ratio and other ratios or limits which have own funds as a reference. These limits do not apply to shareholding in other credit institutions, financial companies or financial institutions, included in the supervision on a consolidated basis to which the shareholding credit institution is subject to.

Dividends, Interest and Proceeds of Sale

All dividends and interest paid on, and the proceeds of sales in Portugal, of shares and securities held by non-residents of Portugal, may in general be converted into any foreign currency and repatriated abroad subject to the payment of required taxes.

E. Taxation

The following is a general summary of certain Portuguese and United States federal tax consequences of the purchase, ownership and disposition of ADSs or Shares. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of ADSs or Shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. In particular, this summary deals only with a U.S. Holder that will hold the ADSs or Shares as a capital asset and who does not own, directly or indirectly, 10% or more of the voting shares of the Bank (including ADSs and Shares) or of any direct or indirect subsidiary of the Bank. This summary does not address the tax consequences to persons who may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, persons that will hold ADSs or Shares as a position in a "straddle" or a "conversion transaction" for U.S. federal income tax purposes, and persons that have a "functional currency" other than the U.S. dollar. Furthermore, this summary does not discuss U.S. federal estate and gift tax considerations or state and local tax considerations. The statements of Portuguese and United States federal tax law set out below are based on the laws in force as of the date of this Annual Report, as well as the income tax treaty between the United States and the Republic of Portugal which entered into force on January 1, 1996 (the "U.S.-Portugal Income Tax Treaty"), and are subject to any changes in United States or Portuguese law or the U.S.-Portugal Income Tax Treaty occurring after the date of this Annual Report, possibly with retroactive effect. At the date of this Registration Statement, there is an income tax treaty in effect between the United States and Portugal but no inheritance or gift tax treaty.

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of ADSs or Shares that is, for federal income tax purposes, a citizen or resident of the United States, a United States corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or an estate or trust the income of which is otherwise subject to United States federal income tax on a net income basis in respect of the ADSs or Shares. The summary does not address the tax consequences to holders that are not U.S. Holders, or who are residents of Portugal for tax purposes, are organized under Portuguese law, or have a "permanent establishment" in Portugal. This summary also does not address the tax consequences to holders of ADSs or Shares under the laws of any country other than the United States and Portugal, nor does it address the possible effect of any tax treaty between Portugal and a country other than the United States on the acquisition, ownership or disposition of ADSs or Shares. Currently there is no precedent under Portuguese law with respect to the tax consequences of the purchase, ownership and disposition of ADRs and ADSs underlying ADRs. Consequently, the Portuguese tax authorities may take a contrary position to the summary referred below with respect to ADRs and ADSs underlying ADRs. Individuals non-resident in Portugal with a permanent establishment in Portugal should consult their tax advisors with respect to the tax consequences under Portuguese law of their purchase, ownership and disposition of ADSs or Shares attributable to such permanent establishment which are not described in the statements of Portuguese tax law set out below.

For purposes of the United States Internal Revenue Code of 1986, as amended (the "Code"), U.S. Holders of ADRs will be treated as owners of Shares underlying the ADSs evidenced by such ADRs.

Portuguese Income Tax

      Non resident entities in Portugal

      Withholding tax on income: under the Portuguese law, cash dividends paid to a non-resident entity in Portugal are subject to a withholding tax at a rate of 25%. Several changes have been introduced by the 2002 Budget Law under which Portuguese withholding tax could apply to pro rata distributions to shareholders with respect to their ADSs or Shares ("Existing Shares") of either Shares or rights ("Rights") to acquire ADSs or Shares. However, insofar, the Portuguese tax authorities have not taken a position on this point.

      Double tax treaty: furthermore, under the US-Portugal Income Tax Treaty, cash dividends paid to a U.S. Holder with a share capital participation of less than 25% are subject to a 15% withholding tax. If the beneficial owner is a company resident in the U.S., that for an uninterrupted period of 2 years prior to the payment of the dividends, owns directly at least 25% of the capital of the company paying the dividends, the withholding tax charged shall be 5%.

      EU Directive n.(degree)90/435/EEC -- The Parent Subsidiaries Directive: in accordance with the Parent/Subsidiaries Directive, already introduced in the Portuguese legislation, profits distributed to EU resident companies by Portuguese companies will not be subject to withholding tax, if the non-resident company holds directly at least 25% of the Portuguese company's share capital for two consecutive years. If the two consecutive years requirement is verified after the dividends distribution the non-resident company can apply for the reimbursement of the taxes previously withheld.

      Substitute inheritance and gift tax: in addition to the withholding income tax, under the current Portuguese law gross cash dividends paid on shares of corporations ("Sociedades Anonimas") are subject to withholding of Substitute Gift and Inheritance Tax at a rate of 5%. Shares that have been subject to the Substitute Gift and Inheritance Tax are not subject to Portuguese taxes upon transfer by death or gift.

      Under the State Budget for 2002, dividends distributed by "Sociedades Anonimas" to companies resident in another European Union Member State, falling within the scope of EU Directive n. (degree) 90/435/EEC, are not subject to this 5% withholding tax, provided the beneficial owner in the Portuguese dividend-paying company owns at least 25% of the capital of the company paying the dividends and is held for more than 2 years. If the two-year holding period is subsequently attained the EU shareholder may apply for the refund of the tax withheld.

      Resident entities in Portugal

      Withholding tax on income: as for Portuguese residents who are holders of either ADSs or the underlying Shares, the withholding tax on dividends paid was reduced from 25%, in 2001, to 15%, in 2002,which will be included for the computation of the taxable income.

      - Individuals: only 50% of cash dividends distributed by resident companies to individuals will be included in taxable income. This rule replaces the previous tax credit mechanism used to reduce double taxation, abolished from 2002 onwards.

      - Companies: special rules (non applicability of withholding tax and non taxation) are applicable when the resident, being a legal person, is a Portuguese Venture Capital Company or is a Portuguese Holding Company ("SGPS"). Other types of companies benefit from the same regime if they maintain a participation of more than 10% of the "traded" dividend-paying company for a period of at least 1 consecutive year. When the 10% minimum shareholding and the 1 year conditions are not met, 50% of the gross cash dividends distributed will be taxable at the level of the shareholder. This replaces the previous tax credit mechanism used to reduce domestic double taxation, which was revoked in 2002.

      Substitute Inheritance and Gift Tax: under Portuguese law, in addition to the withholding income tax, gross cash dividends paid on shares of corporations ("Sociedades Anonimas") are subject to withholding of Substitute Gift and Inheritance Tax at a rate of 5%. Shares that have been subject to the Substitute Gift and Inheritance Tax are not subject to Portuguese taxes upon transfer by death or gift. Portuguese holding companies ("SGPS") or companies taxed under the special corporate tax regime applicable to Groups of Companies, in the year to which the profit relates, are not subject to withholding of Gift and Inheritance Tax.


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

Portuguese Capital Gains Tax

The taxable income corresponds to the net positive differences between capital gains and losses as computed for tax purposes on an annual basis. The gain or losses is computed as the difference between the sales proceeds and the acquisition cost, deducted by the cost incurred with the sale. Companies that have held shares for more than 2 years are allowed to adjust the acquisition cost by using official indexation coefficients.

      Non-resident entities in Portugal

      As referred above, several changes have been introduced in the law, under the state Budget for 2002. As far as movable assets taxation is concerned, Portuguese tax could apply to capital gains resulting from trades effected in ADSs or Rights to purchase ADSs on United States Stock Exchanges or other dispositions outside Portugal of ADSs or ADSs Rights or Shares Rights by a non-resident who has no connection with Portugal other than ownership of ADSs or Rights to purchase ADSs or Shares. However, the Portuguese tax authorities have not taken a position on this point. Notwithstanding, below are set out the general Portuguese tax rules applicable to capital gains derived from the sale of shares.

      Individuals: if the holder of Shares is non-resident in Portugal for tax purposes (with no permanent establishment in Portuguese territory to which the capital gains could be allocated), the capital gain arising from the sale of Shares is exempt from tax. This tax exemption is not applicable, and tax will be withheld at a rate of 25%, if the non-resident individual is resident in a "Tax Haven" Country ("black list" published by the Portuguese government in Ministerial order n.(degree) 1272/2001 of 9 November ); or the capital gain is obtained with the transfer of a qualified shareholding; or with the transfer of a company whose assets are primarily real estate located in Portuguese territory.

      Non-resident individuals should check with their own tax advisers whether there is an applicable Double Taxation Treaty, which could further reduce or eliminate this tax.

      The computation of capital gains derived from the sale of shares, acquired after 1 January 2001, should be determined under the FIFO method. Nevertheless, the Portuguese government is authorized to legislate in order for the adoption of the average cost method for computing gains and losses on the purchase and sale of securities.

      Companies: if the holder of Shares is a legal entity non-resident in Portugal (with no permanent establishment in Portuguese territory to which the capital gains could be attributed), the capital gain arising from the sale of Shares is exempt from tax. This tax exemption is not applicable if the non-resident entity is held, directly or indirectly, in more than 25% by resident entities in Portugal; or is resident in a "Tax Haven" ("black list" as published by the Portuguese government referred to above) or the capital gain is obtained with the transfer of a qualified shareholding or with the transfer of a company whose assets are primarily real estate located in Portuguese territory.

      A transferor non-resident in Portugal transferring Shares in a transaction subject to Portuguese capital gains tax must appoint a representative in Portugal to file an income tax return with the Portuguese tax authorities on behalf of the transferor. However, non-resident entities should check with their own tax advisers whether there is an applicable Double Taxation Treaty, which could reduce or eliminate the applicable tax.

      A legal entity non-resident in Portugal will be subject to tax on capital gains arising from the sale of Shares or ADSs or Rights to purchase ADSs or Shares attributable to a Portuguese permanent establishment at a rate of up to 33% (30% income tax plus an additional municipal surcharge -- "derrama" -- of up to 3% for local taxes where applicable).

      A U.S. Holder of ADRs choosing to exchange ADSs for the underlying Shares may be liable for tax on any capital gain arising from a subsequent sale or other disposal of such Shares as discussed above.

      Resident entities in Portugal

      Individuals -- Shares acquired before 1 January 2003: capital gains obtained by individual resident taxpayers up to 31 December 2002 are not subject to taxation whenever the shares have been consecutively held for more than 12 months prior to the date of transfer. If the shares have not been held for more than 12 months prior to the date of transfer, individual resident taxpayer will be subject to a taxation at a final rate of 10%, that applies to the net positive difference between capital gain and losses on shares and other securities obtained during the year.

      Individuals -- Shares acquired on or after 1 January 2003: for shares to be acquired after 31 December 2002, only 50% of the capital gains (or losses) will be included in the taxable income, irrespective of the holding period of the assets. If the taxable gain is less than 2,500 euros, exemption from taxation will be applicable, although it will be considered for the purpose of determine the tax rate applicable to income of other nature. In addition, from this date forward, capital gains will be subject to withholding tax at a flat rate of 10%, in opposition to the previous regime under which the tax rate was applied on definitive basis.

      In addition, Portuguese financial intermediaries acting as intermediaries in sales of Shares, are required to apply a 10% withholding tax. For these purpose, financial intermediaries must maintain a current account, per investor, which aim is to control the capital gains obtained and capital losses incurred by investors and also the amounts withheld, whenever applicable. This regime will apply from 1 January 2003 onwards if the capital gain is not exempt from tax as describe above.

      The computation of capital gains derived from the sale of shares, acquired after 1 January 2001, should be determined under the FIFO method. Nevertheless, the government is authorized to legislate in order for the adoption of the average cost system as a valuation method for securities.

      Companies: a Portuguese resident other than an individual will be subject to tax on capital gains arising from the sale of Shares or ADSs or Rights to purchase ADSs or Shares at a rate of up to 33% (30% income tax plus an additional municipal surcharge -- "derrama" -- of up to 3% for local taxes where applicable). In respect to gains obtained after 1 January 2002, all companies may exclude from taxation 50% of the capital gains realized on the disposal of shares provided that:

      - The reinvestment of the sales proceeds is made in the acquisition of shares in companies or civil companies under commercial form that have their head-office or place of effective management in Portuguese territory.

      - The shares have been held for a minimum one year period and those shares represent at least 10% of the company's share capital. This last requirement does not apply to Portuguese Holding Companies ("SGPS") or venture capital companies.

            Portuguese Holding Companies ("SGPS"), with regard to capital gains obtained from the sale of shares realized before 1 January 2001, and deferred from taxation due to the application of the previous reinvestment regime, may choose, in alternative to the transitional regime established under the Tax Reform Bill enacted on 1 January 2001, to have 50% of those gains taxed in any year up to that preceding the year of the disposal of those assets. In this case, the taxpayer is no longer obliged to reinvest the proceeds of sale.

Portuguese Substitute Inheritance and Gift Tax

Portuguese Substitute Gift and Inheritance Tax is imposed on Shares gross cash dividends by withholding tax at a rate of 5%. No other Portuguese Substitute Gift and Inheritance Tax is currently imposed on Shares acquired by gift or inheritance. Please refer to the comments set out above.

Other Specific Conditions

In the case of non-residents, withholding of tax on income from shares (dividends) may be subject to a rate between 10% and 15% (5% to US residents in certain conditions as explained above), subject to the applicable conditions and rules, pursuant to a tax treaty to which the Portuguese Republic is a party, when an investor holds the shares directly. However, prospective investors should not anticipate a further reduction in withholding taxes pursuant to a tax treaty when such investors hold ADSs (rather than Shares). The Portuguese Republic has signed several double taxation treaties, including treaties with the following countries: Republic of Austria, the Kingdom of Belgium, the Republic of Brazil, Bulgaria, Cape Verde, Canada, the Republic of China, the Czech Republic, the Republic of Finland, the Republic of France, Germany, the Republic of Hungary, India, the Republic of Ireland, the Republic of Italy, Luxembourg, Macao, Mexico, the Kingdom of Morocco, the Republic of Mozambique, the Netherlands, the Kingdom of Norway, Poland, Romania, Singapore, the South Korea, the Kingdom of Spain, the Swiss Confederation, Tunisia, the United Kingdom, the United States of America and Venezuela. Portugal has also signed double taxation treaties with Cuba, Denmark, Iceland, Greece, Malta, Russia, which are not yet in force. Many others are in negotiation. Therefore, purchasers of the ADSs or Shares should consult their own tax advisers with respect to their qualification for a reduced rate of withholding under a particular tax treaty.

Portuguese Transfer Fees and Taxes

For share transactions which take place on Stock Exchange, the following transfer fees and taxes generally apply:

             Type of Fee                            Fee
---------------------------------  -------------------------------------------

Stock Exchange Fee                 0.15 0/00 of trade value for listed shares
Brokerage Fee or Bank
  Commission (1)                   Negotiable
Bank Settlement Fee                Negotiable
Stamp Duty                         4% of Bank Settlement Fee and Brokerage Fee

For securities transactions which take place off the market (i.e., over the counter), the following transfer fees and taxes generally apply:

      Type of Fee                                   Fee
-------------------------   ----------------------------------------------------

Stock Exchange Fee          0.5 0/00 of trade value for listed shares (2) (3)
Brokerage Fee (1)           Negotiable
Bank Settlement Fee         Negotiable
Stamp Duty                  4% of Bank Settlement Fee and Brokerage Fee

----------
(1) Acquiring legal title to securities requires the participation of a Portuguese official stockbroker or other person authorized under Portuguese law to record the transfer of title. For over the counter trades, a broker may not necessarily be engaged (a financial institution may register the trade) and no brokerage fee would therefore be payable (although other settlement fees may replace it).

(2) With the exception of certain situations like transfer resulting from mergers, divisions, entries in kind or an incorporation of a company or on a capital increase, in which case a fee of 0.15 0/00 will be applicable.

(3) If the value resulting from the 0.5 0/00 rate being applied to the value of the transaction is above 200,000 euros, the fee due will be such value of 200,000 euros.

Such fees will also apply upon transfer of title to Shares from the Depositary to a holder of ADRs in exchange for the ADSs underlying such ADRs and upon any later sale of such Shares by such holder. In accordance with the terms of the Deposit Agreement, any fees of official Portuguese stockbrokers, Portuguese duties, or other Portuguese taxes or fees which might be payable on future deposits or withdrawals of Shares will be charged by the Depositary to the person to whom ADRs are delivered against such deposits or to whom Shares are delivered upon exchange of ADSs.

No value added tax will be imposed on the transfer of Shares or ADSs.

F. Dividends and Paying Agents

Pursuant to Instructions to Item 10.F, the information required by Item 10.F is omitted.

G. Statement by Experts

Pursuant to Instructions to Item 10.G, the information required by Item 10.G is omitted.

H. Documents on Display

Our By-laws, annual reports and other company documents referred to in this annual report may be inspected at our Head Office, at Praga D. Joao I, 28, Oporto.

I. Subsidiary Information

Pursuant to Instructions to Item 10.I, the information required by Item 10.I is omitted.


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

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    BANCO COMERCIAL PORTUGUES, S.A.


                                    By: Antonio Rodrigues
                                       -------------------------------------
                                       Name:  Antonio Rodrigues
                                       Title: Member of the Board of Directors


                                    By: Luis Gomes
                                       -------------------------------------
                                       Name:  Luis Gomes
                                       Title: General Manager

Dated: July 2, 2002


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